Exhibit 99.1

Biodexa Pharmaceuticals PLC?Annual Report 2022Biodexa Pharmaceuticals PLC(formerly Midatech Pharma Plc)Annual Report 2022

Biodexa is a clinical-stage biotech company focused on rare and orphan brain and CNS cancers with three proprietary enabling technologies

Contents Page

Strategic Report

Strategy	01
Business Model	02
Clinical Stage Assets	02
Technologies	03
Chief Executive's Review	04
Financial Review	06
Stakeholder Engagement/s.172 Statement	09
Risk Management	11

Governance

Board of Directors	15
Leadership Team	16
Chairman's Introduction to Corporate Governance	17
Audit Committee Report	20
Directors' Remuneration Report	22
Directors' Report	30

Financial Statements

Independent Auditor's Report	33
Consolidated Statements of Comprehensive Income	37
Consolidated Statements of Financial Position	38
Consolidated Statements of Cash Flows	39
Consolidated Statements of Changes in Equity	40
Notes Forming Part of the Consolidated Financial Statements	41
Company Balance Sheet	75
Company Statement of Changes in Equity	76
Notes Forming Part of the Company Financial Statements	77

Company Information	83

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

INTRODUCTION

Headquartered in Cardiff, UK, and quoted on NASDAQ in the US, Biodexa is a clinical-stage biotechnology company with three enabling drug delivery technologies. The Company de-listed from the AIM market as of 26 April 2023.

STRATEGY

Since the Strategic Review, and throughout 2022, we pursued a strategy of broadening our R&D pipeline by initiating internal programmes, collaborating with third party pharmaceutical companies on their proprietary active pharmaceutical ingredients, or APIs, and adding new indications to MTX110. New internal programmes were selected and prioritised based on the expected time to deliver proof-of-concept data for potential partnering.

Other than adding a second R&D collaboration with Janssen Pharmaceutica NV, for reasons not always within our control, we were not successful in finding partners for our internal Q-Sphera pipeline. As our cash runway ran down, and the market for biotech financing worsened in 2022, we considered the opportunities for refinancing the Company as a drug delivery company were limited. Accordingly, we concluded that repositioning the Company as a therapeutics company, focused on rare and orphan products in a merger with Bioasis Technologies, Inc. (Bioasis) with an attendant $10.0 million financing was the optimal solution for the Company. Although the merger and financing did not proceed, we were successful in raising $6.0 million, repositioning the Company as a clinical-stage therapeutics company supported by enabling technologies. In line with that repositioning, we undertook a restructuring in March 2023 including a cost reduction programme and termination of our internal Q-Sphera programmes. These initiatives are described more fully in the Chief Executive's Review.

Following the repositioning of the Company, our priorities for 2023 reflect our modified strategy as follows:

Strategic Imperatives	Progress in 2022	Priorities for 2023
Advance our clinical-stage assets through to proof-of-concept data	We announced the recruitment of our first patient in the first cohort of a Phase I study of MTX110 in recurrent GBM (rGBM) in two clinical centres in the US.	In respect of our Phase I study in rGBM, deliver interim safety and efficacy data (in the form of Progression Free Survival data) in respect of Cohort A patients and recruit Cohort B patients. Finalise recruitment of our second Phase I study in DIPG and report safety data. Accelerate recruitment of our Phase I study in medulloblastoma.
Develop and broaden applications for our three primary drug delivery technologies	Having discovered we could encapsulate and retain the functional integrity of a monoclonal antibody, we explored additional potential applications for our Q-Sphera technology including antibody drug conjugates (ADCs) and BiTes. We completed our assignment under our first R&D collaboration with Janssen, including optimising drug loading of Janssen's proprietary large molecule using our Q-Sphera technology.	Generate in vivo data to demonstrate intratumoral delivery of drugs using our proprietary technology. Explore opportunities for MTX110 in combination therapy for brain and metastatic CNS cancer. Expand further our patent portfolio to cover new inventions and divisionals to strengthen existing patent families.
Enter into R&D collaborations at the feasibility stage and/or licenses at proof-of-concept stage with third parties	In January 2022 and again in March 2022, we announced two R&D collaborations with Janssen. We have been tasked with maximising drug loading and optimising in vitro duration of release for two of Janssen's experimental large molecules using our Q-Sphera technology.	Enter into R&D collaborations with third parties to formulate their proprietary molecules using our technology platforms. Seek a partner to develop, or co-develop, MTX110 once preliminary data from our Phase I study in recurrent GBM become available.
Seek opportunities to diversify our pre-clinical and clinical-stage pipeline	We explored additional indications for MTX110 during the year although the decision to reposition the Company as a therapeutics (as opposed to drug delivery) company was actioned in early 2023. We added a new research programme coded MTD217 focused on developing new therapeutics options for metastatic cancers including leptomeningeal disease.	Identify and acquire at least one development asset to in-license, ideally in oncology and for a rare/orphan indication. Initiate additional preclinical studies to assess the potential for MTD217 inhibitors in leptomeningeal disease.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 01

INTRODUCTION continued

Strategic imperatives	Progress in 2022	Priorities for 2023
Provide a healthy and stimulating environment in which our staff members can continue to thrive and innovate	We have been compliant with ISO 9001 since 2014. During the year, we introduced a new COSHH assessment procedure to better quantify the safety of chemicals and third parties' APIs being deployed in our laboratories.	Continue to monitor third party advice and regulation to maintain a safe environment for our staff members. Develop individualised learning programmes for staff members through participation in conferences, webinars and/or training programmes.

BUSINESS MODEL

Following our Strategic Review in March 2020, we reverted to a traditional biotech business model. We aimed to deploy our proprietary technologies to develop proof-of-concept formulations and then enter into licensing agreements with third party pharmaceutical companies.

In order to make the Company more investable and secure additional financing, the Board decided to reposition the Company as a therapeutics (as opposed to drug delivery) company in early 2023. As a result, the delivery of proof-of-concept clinical data is the primary focus of our business model going forward.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally focused on oncology and on rare/orphan indications. Our only current clinical-stage asset, MTX110 is in Phase I development for three rare/orphan brain cancers.

Our R&D programmes may, like MTX110, be based on one or more of our enabling technologies.

Our aim is to enter into R&D collaborations with third parties to develop proof-of-concept formulations of their proprietary compounds using our proprietary drug delivery technologies. We will not be expanding our internal pipeline of drug delivery based programmes.

Manufacturing

To establish proof-of-concept in pre-clinical studies for potential licensees, we are able to manufacture non-GMP Q-Sphera products at pilot scale at our Cardiff facility. Upon securing a license partner who wishes to start clinical studies, our intention would be to technology transfer GMP manufacture of clinical trial supplies and ultimately full GMP commercial manufacture to a third party CMO. We would expect a licensee to assume the cost of manufacturing GMP product and commercial scale-up pursuant to a technology transfer agreement.

MTX110 is currently being manufactured to GMP standards at a CMO.

Commercialisation

Once proof-of-concept has been established, we intend to seek to license our products to a partner who would complete the clinical development and subsequently market and sell them in the licensed territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments.

Our development pipeline includes seven projects of which one is partnered with Janssen:

ID	Technology	API	Therapeutic Area	Administration	Formulation	Pre-clinical	Phase I	Phase II	Partner
MTX110	MidaSolve	Panobinostat	Recurrent GBM	Direct to tumour via CED	→	→	→		
MTX110	MidaSolve	Panobinostat	DIPG	Direct to tumour via CED	→	→	→		
MTX110	MidaSolve	Panobinostat	Medulloblastoma	Direct to tumour	→	→	→		
MTD201	Q-Sphera	Octreotide	Acromegaly, NET	Long-acting injectable	→	→	→		
MTD211	Q-Sphera	Brexpiprazole	Schizophrenia, MDD	Long-acting injectable	→	→			
MTX223	Q-Sphera	Undisclosed	Undisclosed	Long-acting injectable	→	→			Janssen
MTD217	MidaSolve	MTX110 + OXPHOS inhibitor	Leptomeningeal disease	Direct to tumour	→	→			

CLINICAL-STAGE ASSETS

MTX110

Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug, MTX110 is designed for direct-to-tumour treatment of intractable brain cancers. Panobinostat is currently marketed under the brand Farydak® which is used orally in combination therapy for the treatment of multiple myeloma. We are currently researching the utility of MTX110 to proof-of-concept stage in three indications:

02 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Glioblastoma Multiforme (GBM):GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy, although in almost all cases tumours recur. There are approximately 2?3/100,000(1) population diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in unmethylated MGMT patients to approximately 30 months in highly methylated MGMT patients(2).Following IND approval in December 2021, we are in the process of recruiting patients in a Phase I study to assess the utility of MTX110 in recurrent GBM. The Phase I study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery (CED) via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 in combination with lomustine.Diffuse Intrinsic Pontine Glioma (DIPG):DIPG tumours are located in the pons (middle) of the brain stem and are diffusely infiltrating. Occurring mostly in children, approximately 1,000 patients(3) worldwide are diagnosed with DIPG per annum and median survival is approximately 10 months(4). There is no effective treatment since surgical resection is not possible. The standard of care is radiotherapy, which transiently improves symptoms and survival. Chemotherapy does not improve survival and one likely reason is that many anti-cancer drugs cannot cross the blood?brain barrier to access the tumour.In October 2020, we reported the first-in-human study by the University of California, San Francisco ("UCSF") of MTX110 in DIPG using a convection enhanced delivery ("CED") system. The Phase I study established a recommended dose range for Phase II, a good safety and tolerability profile but also encouraging survival data in the seven patients treated. Medulloblastoma:Medulloblastomas are malignant embryonal tumours that start in the cerebellum. They are invasive and, unlike most brain tumours, spread through the cerebrospinal fluid ("CSF") and frequently metastasise to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients(5) are diagnosed with medulloblastoma per annum and 3,800 people are living with the disease in the US. The cumulative survival rate is approximately 60%, 52%, and 47% at 5 years, 10 years, and 20 years, respectively(6); however, recurrence is nearly always fatal with no established standard of care.The University of Texas is undertaking a Phase I exploratory study in recurrent medulloblastoma patients using direct administration of MTX110 into the fourth ventricle, enabling it to circulate throughout the CSF.(1) American Association of Neurosurgeons(2) Radke et al (2019). Predictive MGMT status in a homogeneous cohort of IDH wildtype glioblastoma patients. Acta Neuropathologica Communications 7:89 Online: https://doi.org/10.1186/s40478-019-0745-z(3) Louis DN, Ellison DW, et al. The 2016 World Health Organization Classification of Tumors of the Central Nervous System: a summary. Acta Neuropathol 2016; 131:803?820(4) Jansen et al, 2015. Neuro-Oncology 17(1):160-166(5) Aboian et al (2018). Neuro-Oncology Practice, Volume 5, Issue 4, December 2018(6) Smoll NR (March 2012). "Relative survival of childhood and adult medulloblastomas and primitive neuroectodermal tumors (PNETs)". Cancer. 118 (5): 1313?22TECHNOLOGIESQ-SpheraOur Q-Sphera technology employs 3-D printing techniques to encapsulate medicines in polymer-based bioresorbable microspheres. The microspheres may be injected to form depots in the body which release drug over predictable, sustained periods from one week up to several months. The features and benefits of Q-Sphera technology offer numerous potential advantages to patients and payors compared with immediate release products and other polymer-based technologies.MidaSolveOur MidaSolve technology increases the aqueous solubility of certain classes of anti-cancer drugs using complexes that solubilise these agents in water, thereby enabling them to be injected in liquid form directly into tumours.The MidaSolve complexation agents (cyclodextrins) comprise a hydrophobic inner surface and a hydrophilic outer surface, and as a result are capable of forming host?guest complexes with normally water-insoluble molecules. The hydrophobic, poorly water-soluble drug associates with the inner, more hydrophobic surface of the MidaSolve host, while the hydrophilic outer surface allows the complex to dissolve at biological pH.MidaCoreOur MidaCore technology platform is based on ultra-small gold nanoparticle (GNP) drug conjugates, which at 2?4nm are among the smallest particles in biomedical use. They are composed of a core of gold salts decorated with an array of therapeutic and/or targeting ligands. The small size and multi-functional arrangement around the gold core underpin the ability to improve biodistribution and target tumour and/or immune sites.MidaCore design and synthesis GNP technology enables the production of nano-medications, which we believe are five-to-tenfold smaller than any other delivery vehicle in medical use.Strategic ReportGovernanceFinancial Statements03Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

IntroductionWith probably the most challenging market backdrop since the financial crisis in 2008/10 for financing biotech companies, 2022 was dominated by efforts to refinance the Company before its cash runway was due to expire in the first quarter of 2023. These efforts included our proposed acquisition of Bioasis and financing which was voted down by a group of shareholders followed by a successful, smaller financing and shift in strategic focus in early 2023.Commercial updateWe made some incremental steps with our commercial strategy in 2022. In January we announced that Janssen had extended our R&D collaboration to optimise the drug loading and in vitro dissolution of a proprietary Janssen protein using our Q-Sphera technology. In March we announced that Janssen had further extended the collaboration to include the optimisation of drug loading and in vitro dissolution of a second protein. We have met our objectives with the first assignment and continue to work on the second.R&D updateMTX110Employing our MidaSolve technology, MTX110 solubilises panobinostat, a histone deacetylase (HDAC) inhibitor currently used in the treatment of multiple myeloma. In a liquid formulation as MTX110, panobinostat can be delivered directly to a patient's tumour under constant pressure via a catheter system (Convection Enhanced Delivery, or "CED"), thereby bypassing the blood?brain barrier and allowing for high drug concentrations and broader drug distribution in and around the tumour while simultaneously minimising systemic toxicity and other side effects.During 2021, following receipt of promising pre-clinical data from tumour models and in vitro patient-derived cell lines, we reprioritised our development of MTX110 in favour of GBM, potentially a very significant opportunity with annual diagnoses of 2?3/100,000 population and global market potential of US$3?5 billion. In December 2021 we received an IND to proceed with an open label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 in combination with lomustine. We announced our first patient enrolled in the trial in November 2022 and the Data Safety Monitoring Board recommended the dose be escalated to 90µM, the expected optimal dose for patients. We are aiming for preliminary safety and efficacy data (in the form of Progression Free Survival data) for the first cohort in the third quarter of 2023.We initially began developing MTX110 for DIPG, the ultra-rare, highly aggressive and inoperable form of childhood brain cancer. We have an ongoing Phase I study in the US with one more patient required for completion. We are also evaluating the utility of MTX110 in medulloblastoma in a pilot study at the University of Texas.Q-SpheraDevelopment programmes in our internal Q-Sphera pipeline are designed to address large markets but also offer significant clinical benefits compared with current therapies and, importantly for reimbursement, savings to the healthcare system. MTD211 (Q-brexpiprazole)We have developed a long-acting formulation of brexpiprazole. In in vivo studies, MTD211 demonstrated that a single dose is expected to deliver therapeutic blood levels of brexpiprazole over a period of approximately three months. Marketed under the brand name Rexulti®, brexpiprazole is indicated for the treatment of schizophrenia and adjunctive treatment of major depressive disorder (MDD), and is currently only available as an immediate release oral tablet. The market for anti-psychotic drugs has shifted towards long-acting formulations for reasons of improved patient compliance and lowering of payor costs associated with patient hospitalisation events. MTD211 is available for licensing.MTX223 Q-Protein, partnered with JanssenWe are continuing to collaborate with Janssen on a second large molecule to optimise drug loading and in vitro dissolution profiles.MidaSolveMTD217 (MTX110 plus an oxphosphorylation inhibitor)Our recently initiated MTD217 programme explores simultaneous inhibition of aerobic glycolysis and oxphosphorylation, key metabolic pathways for cancer cells. Our programme is centred around a number of new water-soluble drug formulations that can be easily infused or injected simultaneously, or sequentially, directly into the cancer microenvironment, disrupting metabolic functions in a highly localised manner and limiting off-target toxicity. We have already demonstrated up to a six-fold synergistic effect of administering MTX110, with an oxphosphorylation inhibitor in vitro in three patient-derived cell lines. On the back of those data, we have established new patent positions to protect these combination formulations.Our initial target is treatment of leptomeningeal disease, a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system. In collaboration with several large academic centres, we are now accelerating preclinical studies to generate proof of concept data that can support a future clinical trial application.MidaCoreWe are using our GNP technology to engineer a formulation of methotrexate for the topical treatment of psoriasis. Pre-clinical data have shown that MTX114 normalises skin thickness in mouse psoriatic skin models. There are estimated to be over 100 million(2) people who suffer from psoriasis worldwide. MTX114 is available for licensing.(1) Jansen et al, 2015. Neuro-Oncology 17(1):160-166(2) Psoriasis.orgCHIEF EXECUTIVE'S REVIEW04Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

Strategic repositioning in 2023

Since our £9.0 million (net) fundraise in July 2021 we had consistently forecast that our cash resources would fund operations into the first quarter of 2023. As our cash runway ran down, and the market for biotech financing worsened in 2022, we found the opportunities for refinancing as a drug delivery company were, for practical purposes, non-existent.

Bioasis

In response to the lack of appetite to refinance a drug delivery platform company, the Board looked for opportunities to merge or acquire other companies to create a more investable therapeutics company. Accordingly, the Board proposed an acquisition of Bioasis, a multi-asset company listed on the TSX-V exchange with two platform technologies that had been validated by partnerships and licenses with pharmaceutical companies with potential milestone payments totalling in excess of US$200 million. The enlarged, merged company would have been repositioned as a therapeutics company with an internal pipeline focused on rare and orphan products. Importantly, we had secured a $10.0 million financing conditional upon the acquisition. One shareholder corralled sufficient votes to ensure the requisite Special Resolutions to approve the acquisition and financing were not approved and, accordingly, the acquisition and financing did not proceed.

Financing

After the General Meeting on 23 January 2023 at which the Bioasis acquisition and financing were voted down, we had only a short time to secure funding, failing which the Directors would have no option other than to place the Group in Administration. At this time, the Company engaged Quantuma Advisory Limited, a specialist business advisory firm, to advise the Board on its obligations to creditors, in particular. Ultimately, we were successful in raising $6.0 million using a cashbox structure which did not require shareholder approval but on terms materially more dilutive than those of the conditional financing originally proposal alongside the Bioasis acquisition. At the time, in early February, the Board had considered it had no actionable alternatives to Administration other than the $6.0 million financing. The financing is expected to allow the Group to fund operations into the fourth quarter of 2023 and progress its clinical-stage asset MTX110, in particular.

Repositioning the Company as a therapeutics company

In the course of raising additional finance for the Company in late 2022 and early 2023, it became clear that a therapeutics company was more investable than a drug delivery platform company. Accordingly, the Board determined that the Company should be repositioned as a therapeutics company supported by three enabling technologies. Going forward, our priority will be moving our development programmes into the clinic and generating clinical data to demonstrate proof-of-concept. We intend to continue our existing, and seek new, R&D collaborations for our drug delivery technologies but we will not be expanding our internal drug delivery platform.

De-listing from AIM

The Board decided to cancel the Company's AIM listing for a number of reasons including: an increasingly smaller proportion of trading in the Ordinary Shares is conducted on AIM compared to NASDAQ; improved liquidity through concentration of trading in the Company's securities on a single market; and the cost, management time commitment and the burden of complying with the AIM Rules and maintaining a quotation on AIM is duplicative of that for complying with the NASDAQ rules. In addition, the Company intends to seek opportunities to expand its pipeline through the acquisition and/or in-licensing of additional development programmes. Given the Company's market capitalisation, transactions are likely to be deemed reverse takeovers under AIM rules, requiring suspension and relisting via a new Admission Document which is both time-consuming and costly.

Change of name

Our intention is that repositioning as a therapeutics company should represent a 'fresh start' for the Company. To reflect this change the Company's name was changed to Biodexa Pharmaceuticals PLC following a General Meeting on 24 March 2023.

Restructuring in 2023

In March 2023, in order to better align our resources with our repositioning as a therapeutics company, we undertook a cost-reduction programme which included making redundant seven staff members at a one-time cost of £88,000.

Outlook

The financing environment for biotech companies in general, and small and micro-cap companies in particular, is extremely challenging. While we have secured financing into the fourth quarter of 2023, the Company remains open to opportunities to acquire assets and/or merge with other companies to both broaden the R&D portfolio and make Biodexa more investable.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 05

FINANCIAL REVIEW

Introduction

Biodexa Pharmaceuticals PLC (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis

Key performance indicators

	2022	2021	Change
Total gross revenue[1]	**£0.70m**	£0.58m	21%
R&D expenditure	**£5.11m**	£4.65m	10%
R&D as % of operating costs	**53%**	61%	n/a
Net cash (outflow)/inflow for the year	**(£7.22m)**	£2.52m	n/m

(1) Total gross revenue represents collaboration income.

Revenue

In the year ended 31 December 2022, Biodexa generated consolidated total gross revenue of £0.70m (2021: £0.58m), an increase of 21% on the prior year. This arose from customer revenue as in 2021. Customer revenue was derived entirely from the Group's R&D collaboration agreements with Janssen in both years. The R&D collaboration agreement with Janssen has been expanded to include two proteins in 2022.

Research and development expenditure

Research and development costs increased by £0.46m, or 10% to £5.11m (2021: £4.65m) in the year primarily due to £0.6m increased staff costs as the Group invested in in-house capabilities and £0.4m increase in clinical costs on MTX110. These increases are offset by reductions of £0.2m in pre-clinical costs and £0.2m in patent related costs as the Group rationalised its portfolio.

Administrative costs

Administrative costs in the year increased by £1.60m, or 54% to £4.54m (2021: £2.95m). The increase is predominately due to £1.36m fees relating to the proposed acquisition of Bioasis and a provision of £0.4m against a payment made and future loan commitments to Bioasis under the Promissory Note agreed as part of the proposed transaction. There were also compensating immaterial changes in the cost of insurance and staff costs in the year.

Impairment of intangible assets

There was no impairment charge against intangible assets in 2022 and 2021.

Staff costs

During the year, the average number of staff increased to 27 (2021: 20), reflecting the investment in the in-house research and development team. Total staff cost increased 51% to £2.52m (2021: £1.67m).

Capital expenditure

The total cash expenditure on property plant and equipment in 2022 was £0.06m (2021: £0.32m), largely in respect of investment in laboratory equipment and IT equipment as headcount increased.

Cash flow

Net cash outflow from operating activities in 2022 was £7.05m (2021: outflow £6.01m) driven by a net loss of £7.66m (2021: loss £5.46m) and after positive movements in working capital of £0.521m (2021: negative £0.62m), taxes received of £0.68m (2021: £1.16m), and other net negative adjustments for non-cash items totalling £0.59m (2021: negative £1.09m).

Investing activities outflow in 2022 of £0.22m (2021: outflow of £0.28m) included purchases of property, plant and equipment of £0.06m (2021: £0.32m) and a loan to Bioasis relating to the proposed acquisition announced in December 2022 of £0.2m offset by proceeds from the disposal of assets of £0.02m (2021: £0.04m) and interest income from bank deposits of £0.03m (2021: £nil).

Financing activities inflow in 2022 of £0.05m (2021: inflow of £8.81m) was driven by receipts from share issues, including exercise of warrants, of £0.24m (2021: £9.04m). The other principal outflows related to the repayment of Spanish government loans of £nil (2021: £0.10m), interest paid of £0.02m (2021: £0.02m) and payments on lease liabilities of £0.18m (2021: £0.11m).

As a result of the foregoing, net cash outflow for the year was £7.22m (2021: inflow of £2.52m).

Share consolidation and ADS ratio

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company's Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing five Ordinary Shares.

06 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Going concernThe Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2022, the Group incurred a consolidated loss from operating activities of £7.66m and negative cash flows from operations of £7.05m. As of 31 December, 2022, the Group had an accumulated deficit of £135.3m.The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.As at 31 December 2022, the Group had cash and cash equivalents of £2.84m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. On 9 February 2023 the Company completed a Private Placement in which it raised US$5.2 million (approximately £4.3 million), after deducting the placement agent's fees and other estimated expenses. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. If the Company does not secure additional funding before the fourth quarter of 2023, it will no longer be a going concern and would most probably be placed in Administration.The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.In the Director's opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-10. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.Macroeconomic environmentThe United Kingdom completed its exit from the European Union ("EU") on 31 January 2020 and the transition period concluded on 31 December 2020. A new trade agreement with the EU, the EU-UK Trade and Cooperation Agreement, was negotiated and became effective on 1 January 2021. The impact of the new trade agreement on the general and economic conditions in the United Kingdom remains uncertain. There may, for example be additional costs in materials and equipment sourced from the EU and we have experienced some delays in delivery timelines due to additional administration.The invasion by Russian Federation military in Ukraine in early 2022 had a destabilising impact on the global economy, including energy prices. Although there has been no immediate impact on the Group, it is not possible to assess the medium and long term impact of the conflict on the Group and the global economy generally.Environmental matters, community, human rights issues and employeesAs at 31 December 2022 the Group had 26 employees, of whom 18 were routinely based at its offices in Cardiff. Accordingly the Company believes it has a relatively modest environmental impact. All materials imported into the Company's laboratories are assessed for safety purposes and appropriate handling and storage safeguards imposed as necessary. Any small quantities of hazardous materials are removed by licensed waste management contractors. A number of policies and procedures governing expectations of ethical standards and the treatment of employees and other stakeholders are set out in the Company's Employee Handbook. The Company has also established an anti-slavery policy pursuant to the Modern Slavery Act 2015.The Company strives to be an equal opportunity employer, irrespective of race or gender. At 31 December 2022, the number of male/female employees was 50%/50%, the number of male/female senior managers was 86%/14% and the number of male/female Directors was 100%/0%.Strategic ReportGovernanceFinancial Statements07Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

FINANCIAL REVIEW continued

Annual greenhouse gas emissions

We measure our environmental performance by reporting our carbon footprint in terms of tonne CO_2 equivalent. We report separately on our indirect emissions from consumption of electricity (Scope 2) and emissions consisting of employee travel in cars on Group business estimated on the basis of miles travelled (Scope 3). The Group have elected to monitor and report its energy efficiency using tonnes of CO_2 per employee as an intensity ratio.

Methodology

In calculating the reported energy usage and equivalent greenhouse gas emissions the Group have referred to the HM Government Environment Reporting Guidelines and the GHG Reporting Protocol. A location-based allocation methodology was used to calculate electricity usage.

Tonnes CO_2e	2022	2021
Scope 2	**15**	21
Scope 3	**3**	4
Total	**18**	25
Intensity ratio (tonnes of CO_2 per employee)	**0.7**	1.2

The Group's electricity costs for 2022 were approximately £23,000 (2021: £16,000). The Group has no immediate plans to improve energy efficiency.

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STAKEHOLDER ENGAGEMENT

In accordance with the QCA Code, as well as what is most likely to promote the success of the Group in the long term, the Board considers the interests of the Group's employees and other stakeholders in its decision-making and understands the importance of taking into account their views and considers the impact of the Group's activities on the community, environment and its reputation.

Section 172 of the Companies Act 2006 statement	Our stakeholders	Material topics
Each Director of the Company is required to act in a way he/she considers, in good faith, would most likely promote the success of the Company for the benefit of its members as a whole. In this way, Section 172 requires a Director to have regard, amongst other matters, to the: - likely consequences of any decision in the long term; - interests of the Company's employees; - need to foster the Company's business relationships with suppliers, customers and others; - impact of the Company's operations on the community and the environment; - desirability of the Company maintaining a reputation for high standards of business conduct; and - need to act fairly as between members of the Company. In discharging its Section 172 responsibilities the Board has considered the factors set out above and the views of key stakeholders. The Board acknowledges that some decisions will not necessarily result in a positive outcome for all stakeholders. However, by considering the Company's purpose, mission, values and commitment to responsible business together with its strategic priorities and having a process in place for decision-making, the Board aims to ensure that its decisions are in the best interests of the business, taken as a whole.	**Collaboration partners** We are engaged in R&D collaborations with our commercial partners to develop proof-of-concept formulations using our Q-Sphera technology.	- Project management - Effective communication - Setting and management of expectations - Financial stability
	Employees We are privileged to have a committed team of skilled employees based at our facilities in Cardiff. We seek to maintain an environment which fosters innovation and allows our employees to thrive.	- Opportunities for career development - Freedom to experiment and innovate - Ownership of projects - Rewards and incentives - Company financial performance
	Shareholders Listed on two exchanges, we recognise the importance of our shareholders as providers of capital and feedback on strategy and governance.	- Operational and financial performance - Business strategy and model - Market conditions - Allocation of resources - Working capital
	Regulators We work in a highly regulated industry. Interactions with regulators on compliance and guidance on our clinical programmes are key to our success.	- Compliance with regulations - Transparency - Quality Assurance processes and procedures - Integrity of data - Advice on clinical development

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 09

STAKEHOLDER ENGAGEMENT continued

Our stakeholders	How we engage	2022 examples
Collaboration partners	Our strategy of collaborating with partners is relatively new. We are careful to align our deliverables with the expectations of collaboration partners through discreet work packages with well-defined deliverables. We schedule regular meetings with our partners to appraise them of progress and resolve issues.	Following our announcement of breakthrough data on the encapsulation of a protein using Q-Sphera technology while retaining its functional integrity, our R&D collaboration with Janssen was extended in January 2022 to include maximising drug loading and optimising in vitro duration of release for an undisclosed Janssen experimental large molecule. Our R&D collaboration with Janssen was further extended in March 2022 to include a second large molecule with the same R&D objectives. Janssen has expressed general satisfaction with progress. The Company attends relevant scientific conferences and partnering conferences to promote its science and technologies to prospective partners and/or licensees.
Employees	Alongside intellectual property, our employees are the Group's key asset. We engage with our employees through regular project team meetings. We also hold plenary 'all hands' meetings for employees on an ad hoc basis. We have a formal annual appraisal process which facilitates two-way feedback for our employees and their line managers.	We hold regular meetings with sub-groups of employees to encourage innovation, sharing of ideas and knowledge. These meetings are usually at a technical level. In addition, from time-to-time we hold 'all-hands' or 'Town Hall' meetings which include corporate updates, sharing of success stories and dissemination of corporate goals for the upcoming period. Staff members are encouraged to surface issues and raise questions of management at these meetings and generally appreciate the engagement.
Shareholders	We strive to keep our shareholders informed through regulated contact. We offer conference calls and one-on-one meetings twice yearly to coincide with interim and year end results. We report important events through press releases, RNS and 6-Ks, some of which are supplemented with webinars. One-on-one meetings provide opportunities for shareholders to share their views.	The Board considered the views of shareholders in the context of the proposed acquisition of Bioasis, proposed equity raise and change of name announced in December 2022. The Board considered the dilution that would be experienced by existing shareholders but concluded the proposed transactions could offer opportunities to create shareholder value in the medium term and was therefore in the best interests of the Company. A certain minority of shareholders voted against the Bioasis acquisition and financing which placed the Company close to Administration. In order to avoid this outcome the Board organised a "cash box" placing in February 2023 albeit on materially worse terms than the original financing. The Board re-positioned the Company as a therapeutics (vs drug delivery platform) company and restructured accordingly in 2023 as discussed in the Chief Executive's Review.
Regulators	We maintain a Quality Management System including a comprehensive suite of Standard Operating Procedures designed to ensure compliance with Good Laboratory Practice and Good Clinical Practice. We seek the advice of UK/European and US regulators in the design of clinical trials before their initiation. We supplement in-house expertise with consultants, Key Opinion Leaders and Contract Research Organisations, as appropriate.	The Company has been ISO-9001 compliant since 2014.

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RISK MANAGEMENT

Identification, assessment and mitigation of risk is a key function of the Board

The Group has formal procedures to monitor and manage risk.

Principal risks and uncertainties

The Directors consider the principal risks facing the business to be as follows:

Regulation
Biodexa operates in a highly regulated sector.

Government authorities in the United Kingdom, United States and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, distribution, sale, marketing, post-approval monitoring and reporting of pharmaceutical products. The processes for obtaining regulatory approvals, along with subsequent compliance with applicable statutes and regulations require the expenditure of substantial time and financial resources.

The Company's strategy is to advance its clinical-stage assets through the clinic, generating proof-of-concept clinical data. The Company also deploys its drug delivery technologies to develop new formulations of partners' proprietary compounds to proof-of-concept stage before seeking to enter into a license with the partner company.

Accordingly, the successful development, manufacture and commercialisation of its products will be dependent upon the expertise and compliance of its licensee partners with regulations. These include current Good Clinical Practice ("GCP") and current Good Manufacturing Practice ("GMP").

Waste solutions and products are suitably disposed of under contract with a licensed provider for this purpose. Prior to disposal, hazardous waste materials are stored under appropriate conditions. Solvents and other inflammable reagents are stored in appropriate fire containment storage cabinets.

Competition and technological advances
With regard to MTX110, the Group's clinical-stage asset, there are a number of companies researching potential solutions for rare and orphan brain cancers including GBM and DIPG. Some of the competitor's programmes are more clinically advanced than Biodexa's.

Biodexa's Q-Sphera sustained release technology relies on a novel manufacturing process that, the Directors believe, is unique in the pharmaceutical industry. Although competing sustained release technologies are well established in the market, the Q-Sphera platform has the potential for improved drug delivery kinetics and manufacturing efficiency.

The Group's MidaSolve technology increases the aqueous solubility of small molecule cancer therapeutics to enable parenteral administration. This platform relies on internal know-how that uniquely applies prevailing chemistry techniques to enhance the solubility of poorly soluble or insoluble agents, enabling their targeted delivery and minimising systemic toxicity.

The Group's MidaCore GNP platform is among the later generation of nanomedicine technologies. Liposomes followed by various polymeric nanoparticles were the first nanotechnologies and now inorganic nanoparticles like Biodexa GNPs are an emerging technology within the nanomedicine market.

Commercial success of Biodexa's portfolio of development product candidates depends in part on the market's acceptance of these products and technologies. There can be no guarantee that this acceptance will be forthcoming or that Biodexa's technologies will succeed as an alternative to competing products. Furthermore, demand for Biodexa's products may decrease if competitor products are introduced with perceived advantages over Biodexa's product candidates.

The speed and nature of technological change means that medicinal science is always evolving and new competition and alternatives are always a possibility. As a result of the combination of its platform technologies, intellectual property and proprietary know-how, the Group has a protected position in the sustained release, solubility enhancement and nanoparticle spaces which offer the potential for highly differentiated drugs serving high unmet needs, such as orphan oncology, to be rapidly and independently manufactured and scaled.

Clinical development and regulatory risk
There can be no guarantee that any of the Group's products will obtain or maintain the necessary regulatory approvals in any or all of the territories in respect of which applications for such approvals are made. Where regulatory approvals are obtained, there can be no guarantee that the conditions attached to such approvals will not be considered too onerous by the Group or its distribution partners in order to be able to market its products effectively. The Group seeks to reduce this risk by developing products using safe, well-characterised active compounds, by seeking advice from regulatory advisers, consulting with regulatory approval bodies and by working with experienced distribution partners.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 11

RISK MANAGEMENT continued

Financial risk management objectives and policies

The Group is exposed to a variety of financial risks which result from both its operating and investing activities. The Board is responsible for coordinating the Group's risk management and focuses on actively securing the Group's short to medium term cash flows.

Finance risk

The Group enters into very few transactions involving significant complexity, potential material financial exposure or atypical risk. The Group does not actively engage in the trading of financial assets and has no financial derivatives other than equity-settled derivative financial liabilities, as set out in note 19. The Group currently has only one customer, Janssen, a major subsidiary of Johnson & Johnson, and therefore considers there to be minimal if any credit risk. The Group no longer owns assets denominated in foreign currencies and, where assets and/or consumables are purchased in foreign currencies, such currency is purchased immediately upon invoice. The Group considers the major finance risk to be funding risk, as described below.

Funding risk

The Group continues to incur substantial operating expenses. The IPO in December 2014 and subsequent fundraises in October 2016, October 2017, February 2019, October 2019, May 2020, July 2020, July 2021, December 2022 and most recently in February 2023, allowed the Group to advance the development pipeline products towards future value inflection points. However, until the Group generates positive net cash inflows from the out-licence or commercialisation of its development products it is expected to have to seek additional funding, whether through the injection of further equity capital from share issues, grants or debt finance. The Group may not be able to generate positive net cash inflows in the future or be able to attract such additional funding as may be required, either at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than for clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where possible), maintaining a focused portfolio of products under development and by keeping shareholders informed of progress.

Political landscape and external risk

In the referendum in June 2016, voters approved the UK's exit from the European Union ("EU") (commonly referred to as "Brexit"). On 31 January 2020, the UK formally completed its exit from the EU and the transition period extended through 31 December 2020. A new trade agreement with the EU was negotiated and became effective on 1 January 2021. The impact of the new trade agreement on the general and economic conditions in the United Kingdom remains uncertain. There may, for example be additional costs in materials and equipment sourced from the EU and/or delays to delivery timelines due to additional administration.

From a regulatory perspective, a basic requirement of EU law relating to the grant of a marketing authorisation for a medicinal product in the EU is that the applicant is established in the EU. The scope of a marketing authorisation for a medicinal product granted by the European Commission pursuant to the centralised procedure might not, in the future, include the UK. In these circumstances, an authorisation granted by competent UK authorities would be required to place medicinal products on the UK market.

As noted above, the invasion by Russian Federation military in early 2022 in Ukraine has had a destabilising impact on the global economy, including energy prices. Although there has been no immediate impact on the Group, it is not possible to assess the medium and long term impact of the conflict on the Group and the global economy generally.

Risk mitigation

The Group has formal procedures to monitor and mitigate risk. Some of the principal risks facing the Group include:

Risk	Description	Mitigation	Change from prior year
Availability of funding	Until the Group generates positive net cash inflows from the commercialisation of its development products it is expected to seek additional funding, whether through the injection of further equity capital from share issues, grant or debt finance. The Group may not be able to generate positive net cash inflows in the future or be able to attract such additional funding as may be required, either at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled and business operations cut back. The risk of availability of funding is exacerbated by recent macroeconomic developments including Brexit, COVID-19 and the invasion of Ukraine.	- Securing fee-for-service contracts to formulate third parties' APIs together with development of an attractive in-house pipeline for licensing should provide additional cash flow to support operations. - eScuring license and technology transfer agreements with third parties should result in the payment of upfront and success-based milestones to the Company. - NASDAQ listing may provide access to additional funding sources.	Increased

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Risk	Description	Mitigation	Change from prior year
Competition/ technological progress	Although R&D is directed towards large market opportunities, existing and prospective competitors may have superior capabilities, and/or alternative products may become available. There is a risk of our products losing commercial viability in the fast-moving biotechnology sector.	- Keep a watching brief on drug delivery industry developments and academic outputs to identify generic competition and disruptive technology and products early. - Protect our own technologies and products as broadly as possible with patents and trademarks. - Review commercial relevance of the Group's technology platforms regularly. - Direct innovation effort towards identified strengths and USPs. - Examine opportunities to diversify the pipeline by adding additional sustained release projects.	No change
Obtaining/ maintaining regulatory approval	There can be no certainty that our products will receive regulatory approvals in the countries where we intend to operate, either within the timescale envisaged or at all. Regulations may also change after approval has been granted and subsequent regulatory difficulties with products may result in impositions against us.	- Develop products using safe, well-characterised active compounds. - Seek early scientific and regulatory advice. - Track the changing regulatory environment to ensure that we remain in compliance with all regulations and expectations.	No change
Commercial viability of products	There can be no assurance that our products will be commercially viable; the amounts and costs of production may not be acceptable for commercial use, or superior products may be developed. The ability to sell products at an acceptable cost would also be affected by healthcare reform and by access to appropriate sales channels and infrastructure in individual countries where we plan to operate.	- Maintain a detailed understanding of in-house platform technologies to maximise successful application thereof in Biodexa therapeutic areas, whether in relation to chemistry, manufacturing, development or commercialisation. - Have clear go/no-go decision criteria allowing early identification of projects unlikely to succeed. - Portfolio management to balance higher risk projects with lower risk projects. - Hold Scientific and Therapeutic Advisory Board meetings to review the viability of the pipeline and allocate resources accordingly.	No change
Reimbursement by healthcare system payors	In recent years, payors have increasingly required pharmaceutical companies to demonstrate the health economic benefits as well as clinical benefits of new drugs. A payor would not necessarily regard patient convenience as a health economic benefit and a prescription for an extended release or long-acting formulation of a drug could be substituted for a cheaper generic version of the drug if one is available.	- Monitor competitive environment, including life cycle of potential generic competitors. - Include health economic benefits in designing Target Product Profiles for new development programmes.	No change

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 13

RISK MANAGEMENT continued

Risk	Description	Mitigation	Change from prior year
Dependence on third party manufacturing capability	We no longer operate our own in-house manufacturing facility and will therefore be reliant on third party contract manufacturers. There can be no assurance that we will be able to contract with third party contract manufacturers on appropriate terms or at all. In addition, we cannot be sure such third parties will be capable of manufacturing sufficient quantities, in compliance with regulatory requirements at an acceptable cost or within an acceptable timeframe.	- Early involvement of experienced and suitably qualified organisations and individuals to plan and manage the commercial scale-up process. - Commitment of appropriate resources to ensure the scale-up plan can be properly executed. - Audit of external contract manufacturing organisations to ensure compliance with GMP. - Clear go/no-go decision criteria to determine the optimal manufacturing partner.	No change
Dependence on suppliers, partners and customers	We source materials from certain suppliers, depend on contract research organisations to undertake clinical research, and have collaboration agreements with various partners for aspects of the product development and commercialisation processes.	- Identify and maintain relationships with alternative suppliers, particularly for critical materials. - Seek partnerships with companies of diverse interests and sizes. - Hold regular dialogue with partners to increase understanding of respective interests. - Optimise the portfolio mix and number of projects, and improve R&D productivity to expand the pipeline.	No change
COVID-19	The COVID-19 pandemic has resulted in global restrictions on movement of people which, in turn has caused delays in the provision of supply chain materials and services. It has also resulted in volatility in the capital markets, impacting on fundraising activities.	- Preserve the health and wellbeing of employees by working from home and staggering essential workplace attendance. - Establish a COVID-19 task force to (1) monitor government recommendations and implement as appropriate and (2) identify potential delays in vendor deliverables and recommend corrective/alternative action, if viable.	Reduced
Brexit	The UK formally withdrew from the EU on 31 December 2020. The EU-UK Trade and Cooperation Agreement governs the UK's trading arrangements with the EU and the long-term macro- and microeconomic effects of the new arrangements remain uncertain.	- Identify EU-based collaborators and suppliers. - Verify any additional duties or taxes payable by the Company or deductible by collaborators. - Identify alternative, non-EU suppliers as necessary.	Reduced

This Strategic Report was approved by the Board on 28 April 2023 and signed on its behalf.

Stephen Stamp
Chief Executive Officer, Chief Financial Officer

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BOARD OF DIRECTORS

We seek to combine complementary skills and backgrounds but with experience of small cap biotech/pharma.

As at 31 December 2022 the Board consisted of one Executive Director and three Non-Executive Directors. Biographies of the current Directors are set out below.

The Directors believe that the combined functional and industry expertise of Board members provides Biodexa Pharmaceuticals PLC with a strong platform to lead the business.

Executive

Stephen Stamp

Chief Executive Officer, Chief Financial Officer (61)

Mr Stamp is an experienced public company CFO and has held senior positions in a number of healthcare companies in the UK and the US including CFO of Shire plc, Chief Operating Officer of Xanodyne Pharmaceuticals Inc., CFO of Assurex Health, Inc. and CFO and latterly CEO, of Ergomed plc. He has also been CFO of Regus plc (now IWG plc) and EZCORP Inc. Mr Stamp also has considerable M&A experience, having worked for Lazard in London.

He is a Chartered Accountant and qualified with KPMG and has a BA(Econ) from the University of Manchester.

Non-Executive

Stephen Parker

Non-Executive Chairman (64)

Dr Parker has over 30 years' experience in leadership roles both in the healthcare industry and in advisory roles. Currently, he is Chairman of Sareum Holdings plc (AIM: SAR) and Drishti Discoveries Ltd., a Non-Executive Director of MGC Pharmaceuticals Ltd (ASX, LSE: MXC) and an Executive Director of sp2 Consulting Limited. Previously, Dr Parker held a number of executive and board positions at various public and private biotech companies and senior roles at leading investment banks. Dr Parker has an MBA from City University and a DPhil in biochemistry from Oxford University.

Sijmen de Vries

Non-Executive Director (63)

Dr de Vries has extensive senior level experience in both the pharmaceutical and biotechnology industry. He is currently CEO of Pharming group N.V., the Euronext-listed pharmaceutical company. Dr de Vries was previously CEO of both Switzerland-based 4-Antibody and Morphochem AG, and prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr de Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK).

Simon Turton

Senior Independent Non-Executive Director (56)

Dr Turton previously headed Warburg Pincus' healthcare investing activities in Europe and was a principal at Index Ventures in Geneva. He has over 10 years of experience investing in biopharma companies following a ten-year career in the international pharmaceutical industry incorporating roles in research, business development and general management. Dr Turton has an MBA from INSEAD and a PhD in pharmacy from the University of London. He has been a board director of private and public biomedical companies: Archimedes Pharma, Eurand, ProStrakan and Tornier. Dr Turton was most recently Chairman of Q Chip prior to its acquisition by the Group. He is currently CEO of Gensmile, a new dental corporate building a group of dental clinics in the UK.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 15

LEADERSHIP TEAM

Experienced team, focused on execution.

Biodexa operates a flat organisation structure with short lines of communication for rapid problem solving and execution. The multi-disciplinary leadership team is drawn from diverse backgrounds and diversity of thought is encouraged and rewarded.

Dmitry Zamoryakhin MD

Chief Scientific Officer

Dmitry has broad experience across all phases of the development of drugs and medical devices. Prior to joining Biodexa, he was Chief Medical Officer at Oxford Biomedica plc, having previously held positions of increasing responsibility at Grunenthal GmbH, Daiichi Sankyo Company Ltd, Ono Pharmaceutical Co. Ltd and GlaxoSmithKline plc. He qualified as a Doctor of Medicine at Perm State Medical Academy, Russian Federation before earning a diploma in Pharmaceutical Medicine at PHARMED, Université Libre de Bruxelles and an MBA at Warwick Business School.

Steve Ellul

Vice President, Business Development

Steve has over 30 years in commercially focussed roles across multiple sectors of the pharmaceutical industry. Before joining Biodexa Steve has led commercial teams at drug delivery organisations including Eurand and Bespak and held senior commercial roles at Theravance Biopharma, Shire and Elan. Steve studied Chemistry at the University of Wales in Cardiff.

Vincent Holmes

Vice President, Head of Clinical Operations

Vincent has over 17 years of experience within the biotech and CRO industries with a keen interest in oncology and novel therapeutics. He started his career at large pharma, before moving into the CRO industry and taking a very traditional Clinical Operations career route of Clinical Research Associate and into Project Management. Before joining Biodexa Pharma Vince held the position of Vice President, Clinical Operations at the ReNeuron Ltd, where he oversaw Clinical Operations activities of their pipeline.

Daniel Palmer PhD

Vice President, Technology

Dan has 17 years' experience in the biotech sector with particular focus on drug delivery and nanotechnologies for oncology. He has managed interdisciplinary R&D programmes across biology, chemistry and engineering. As well as leading Biodexa Pharma's exploratory oncology R&D, Dan is responsible for management of Biodexa Pharma's intellectual property portfolio. Dan holds a PhD in Chemistry, an MBA from Imperial College Business School and is a Fellow of the Royal Society of Chemistry.

Fiona Sharp

Group Controller

Fiona is a qualified accountant and has held senior positions within the PR and advertising industry, including Group Finance Director of Chime Communications Group. Fiona is a Fellow of the Chartered Association of Certified Accountants.

16 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

17Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022CHAIRMAN'S INTRODUCTION TO CORPORATE GOVERNANCEI am pleased to present the Company's Corporate Governance Report for the year ended 31 December 2022.This last year was another difficult year for Biodexa. In the knowledge the Company's cash runway would run out in the first quarter of 2023 and in the absence of any near-term licensing milestones, we began looking for financing options in late Summer 2022. Despite a series of positive announcements during 2022, the Company's market capitalisation was at historically low levels and opportunities for financing were limited.Having considered the options available to the Company, including the impact of dilution on existing investors, the Board concluded that an acquisition of Bioasis, a company with a promising development pipeline, along with the Private Placement offered the opportunity for the enlarged Group to be repositioned as an emerging biotech company focused on the development of therapeutics for rare diseases supported by enabling drug delivery platforms. Alongside, and conditional upon, the acquisition of Bioasis, the Company secured a $10.0 million financing in the form of a Private Placement at a fixed price of $1.00 per ADS (approximately £0.033 per Ordinary Share). Special resolutions required to effect the acquisition of Bioasis and Private Placement were not passed at a General Meeting on 23 January 2023 and, accordingly, the acquisition and financing did not proceed.Faced with the real possibility of Administration, the Company engaged Quantuma Advisory Limited to advise the Board on appropriate actions to protect the interests of creditors and optimise outcomes for shareholders. After considerable effort, the Company was able to raise $6.0 million, albeit on materially worse terms than the $10.0 million Private Placement, using a non-pre-emptive cashbox structure.One of the more difficult decisions taken by the Board was to de-list the Company's Ordinary Shares from the AIM market. The Board concluded that AIM's rules which, in the case of reverse takeovers, require a company to effectively relist and publish an Admission document were likely to prove too restrictive for future potential transactions.The weeks leading up to the proposed acquisition of Bioasis followed by the adverse vote at the General Meeting on 23 January 2023 and the subsequent General Meeting on 24 March 2023 were periods of intense activity for the Board as every possible course of action was examined and decisions discussed with, and vetted by, advisers. In the 13 weeks from announcement of the proposed acquisition of Bioasis until posting of the Notice of General Meeting on 6 March 2023 there were 12 Board meetings.As the Board of a NASDAQ listed company we are committed to ensuring the Biodexa Group is managed in accordance with best practice and, through its Committees, the Board plays a key role in providing the necessary framework, challenge and support to the business and the executives by ensuring that a culture of good governance exists throughout the Biodexa Group.As Chairman, my role is to ensure that the Board operates in an open and transparent environment, allowing the Non-Executive Directors an opportunity to critically assess, challenge and support the CEO and senior management team.QCA CodeWith effect from 28 September 2018, all AIM listed companies were required to formally apply a recognised corporate governance code. Biodexa chose to adopt the principles of the QCA Code which identifies 10 principles to be followed in order for companies to deliver growth in long-term shareholder value, encompassing an efficient, effective and dynamic management framework, accompanied by good communication, to promote confidence and trust. I am pleased to say that, for the year ended 31 December 2022 we are able to report full compliance with each of the 10 principles of the QCA Code. Although we expect to continue to abide by the principles of the QCA Code, the Company is no longer AIM listed and will not be reporting its level of compliance going forward.Board of DirectorsThe Board's role is to establish the vision and strategy for the Biodexa Group and is responsible for the long-term success of the Company. The Board is responsible to the Company's shareholders with its main objective being to increase the sustainable value of assets and long-term viability of the Company. The Board reviews business opportunities and determines the risks and control framework. It also makes decisions on budgets, strategy and major capital expenditure. The day-to-day management of the business is delegated to the CEO and senior management team. The Board of Directors have decided that the roles of CEO and CFO can continue to be successfully combined.As at 31 December 2022 the Board comprised four Directors, three of whom were Non-Executive Directors, and the CEO, the only Executive Director.The Group regards all the Non-Executive Directors as independent.No remuneration is paid to any Non-Executive Directors in the form of shares. Sijmen de Vries holds share options granted by Midatech Limited, prior to the incorporation of Midatech Pharma PLC in 2014 (renamed Biodexa Pharmaceuticals PLC). The number of share options granted is trivial and do not impact his independence.Strategic ReportGovernanceFinancial Statements

18Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022CHAIRMAN'S INTRODUCTION TO CORPORATE GOVERNANCE continuedRelationship with NASDAQThe Company's shares are listed on the NASDAQ market in the form of American Depositary Shares (ADSs). The Company's status as a Foreign Private Issuer means that we are permitted to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance; such practices differ in significant respects from the corporate governance requirements applicable to US companies on NASDAQ.Following receipt of notification from NASDAQ on 31 January 2023 that the Company was not in compliance with the minimum bid price requirement set forth in NASDAQ's rules for continued listing on The NASDAQ Capital Market, the Company effected an Ordinary Share consolidation on a one for 20 basis along with a change in ADS ratio from one ADS representing 25 Ordinary Shares to the new ratio of one ADS representing five Ordinary Shares, this was effective from 27 March 2023. NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.Board and Committee meetingsThe Board and its Committees meet regularly to consider strategy, performance and the framework of internal controls. To enable the Board and/or its Committees to discharge its duties, all Directors receive appropriate and timely information. Briefing papers are distributed to all Directors in advance of Board meetings. The Company has established Audit, Remuneration, and Nomination Committees of the Board with formally delegated duties and responsibilities.The Audit CommitteeThe Audit Committee assists the Board in discharging its responsibilities with regard to financial reporting, the external audit and internal controls. This includes reviewing and monitoring the integrity of the Group's annual and interim financial statements, advising on the appointment of external auditors, reviewing and monitoring the extent of any non-audit work undertaken by external auditors, overseeing the Group's relationship with its external auditors, reviewing the effectiveness of the external audit process and reviewing the effectiveness of the Group's internal control review function. The ultimate responsibility for reviewing and approving the Annual Report and Accounts and the half-yearly reports remains with the Board.The Audit Committee is chaired by Simon Turton who is considered to have relevant financial experience, and its other members are Sijmen de Vries and Stephen Parker. Prior to Mr Stahel retiring in June 2022, he was also a member. During 2022, the Audit Committee met twice. The principal items considered by the Audit Committee included going concern and the completeness and accuracy of the Company's financial disclosures in its 2021 Annual Report, 2021 20-F and 2022 interim report.The report of the Audit Committee for the year ended 31 December 2022 can be found on pages 20 to 21.The Remuneration CommitteeThe Remuneration Committee assists the Board in carrying out its responsibilities in relation to remuneration, including making recommendations to the Board on the Group's policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group's remuneration policy and determining the individual remuneration and benefits package of each of the senior executives, including any payment of a discretionary bonus and the award of all share options. The Remuneration Committee ensures compliance with the QCA Code in relation to remuneration wherever possible.The Remuneration Committee is chaired by Sijmen de Vries, and its other members are Simon Turton and Stephen Parker. Prior to Mr Stahel retiring in June 2022, he was also a member. During 2022, the Remuneration Committee met once. The principal items considered by the Remuneration Committee included setting corporate bonus objectives for 2022 and compensation for the new Non-Executive Chairman.The report of the Remuneration Committee for the year ended 31 December 2022 can be found on pages 22 to 29.The Nomination CommitteeThe Nomination Committee assists the Board in discharging its responsibilities relating to the composition and make-up of the Board and any Committees of the Board. It is responsible for periodically reviewing the Board's structure and identifying potential candidates to be appointed as Directors or Committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board and Committees of the Board, retirements and appointments of additional and replacement Directors and Committee members and will make appropriate recommendations to the Board on such matters.The Nomination Committee is chaired by Stephen Parker and its other members are all members of the Board. Prior to Mr Stahel retiring in June 2022, he was Chairman. The Nominations Committee met once in 2022 and considered the appointment of the new Non-Executive Chairman.

Strategic Report | Governance | Financial Statements

Going concern

As disclosed in the Strategic Report on pages 1 to 14 the Group financial statements have been prepared on the going concern basis. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that may cast significant doubt over about our ability to continue as a going concern. The Directors have a reasonable expectation based on previous fundraisings that the Group can access adequate resources to continue in operational existence for the foreseeable future and therefore the Directors, after considering the uncertainties, consider it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Relationship with shareholders

The Directors seek to build and maintain a mutual understanding of objectives between the Company and its shareholders. The Company reports formally to shareholders in its Annual Report and Interim Statements setting out details of the Group's activities. In addition, the Company has kept shareholders informed of events and progress through the issue of regulatory news in accordance with the AIM Rules for Companies ("AIM Rules") of the London Stock Exchange and the Foreign Private Issuer reporting requirements as set out in Rules 13a-16 or 15d-16 of the United States Securities Exchange Act of 1934. There is regular dialogue with financial stakeholders with the intention of providing transparent communication. The Chief Executive/Chief Financial Officer meets with institutional shareholders following interim and final results, has quarterly roadshows and hosts webinars for retail investors. The Chairman also makes himself available to liaise with shareholders as necessary. The Company also maintains investor relations pages and other information regarding the business, the Group's products and activities on its website at www.biodexapharma.com.

Suppliers

We aim to work collaboratively with our suppliers to build long-term, mutually beneficial relationships. The Group is committed to eliminating unlawful discrimination and to promoting equality and diversity in its professional dealings with suppliers and other third parties. The Group endeavours to enter into clear and fair contracts with its suppliers.

Employees

Our people are the foundation of our business and imperative to its success. The Group promotes a positive working environment for all employees with rigorous policies and procedures that protect, develop and satisfy our existing and future employees.

Community

The Group seeks to support as many interactions with the research and development community as possible through regular meetings and continuous collaborations.

Health, safety and environment

The Directors are committed to ensuring the highest standards of health and safety, both for their employees and for the communities within which the Group operates. The Directors are committed to minimising the impact of the Group's operations on the environment. During 2022 the Group set up a Green Initiative with the aim of improving sustainability at the headquarters and laboratory in Cardiff.

The Annual Report is made available to shareholders at least 21 days before the Annual General Meeting ("AGM") along with notice of the AGM. Directors are required to attend the AGM, unless unable to do so for personal reasons or due to pressing commercial commitments, and shareholders are given the opportunity to vote on each separate resolution proposed at the AGM. The Company counts all proxy votes and will indicate the level of proxies lodged for each resolution after it has first been dealt with by a show of hands.

I would like to recognise the significant contribution made by Mr Rolf Stahel to the Group over many years as Non-Executive Chairman until his retirement in June 2022.

Lastly, I would like to add my thanks to all stakeholders including you our shareholders, fellow Directors, employees and partners for their support during 2022.

Stephen Parker
Chairman
28 April 2023

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 19

20Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022On behalf of the Board, I am pleased to present the report of the Audit Committee for the year ended 31 December 2022. The Committee monitors and reviews all aspects of the Group's financial reporting, risk management procedures and internal controls on behalf of the Board.The following report provides an overview of the work undertaken by the Committee during the year. The most significant topics considered by the Committee during the year included going concern. The Committee also reviewed the principal risk and mitigation disclosures, which are set out on pages 11 to 14.The Audit CommitteeThe Committee, which reports to the Board, is responsible for overseeing the Group's financial reporting process as well as monitoring the effectiveness of internal control, risk management and conduct of the external audit. It also monitors the independence of the external auditors and the provision of non-audit services, if any. The Audit Committee is chaired by Simon Turton who is considered to have significant, recent and relevant financial experience, and its other members are Sijmen de Vries and Stephen Parker. Prior to Mr Stahel retiring in June 2022, he was also a member.The Committee's meetings are also attended (by invitation) by the Chief Financial Officer, Group Financial Controller and senior representatives of the external auditor.External auditorThe Committee oversees the relationship with the external auditor and is responsible for developing and monitoring the Group's policy on external audit and for monitoring the external auditor's independence. The external auditor has direct access to the Committee Chairman should they wish to raise any matters outside of formal Committee meetings.The Committee monitors the external auditor's effectiveness on an ongoing basis, taking into account the views of management. The Committee is satisfied that Mazars remains independent and objective and that the Group is receiving a robust audit.Non-audit servicesDuring the year, fees in respect of non-audit services provided by Mazars were £70,000 (2021: £nil) in connection with the auditor responsibilities in respect of regulatory filings.The total fees charged by Mazars in the year are shown in note 4.Internal auditThe annual review of internal control and financial reporting procedures did not highlight any issues warranting the introduction of an internal audit function. It was concluded, given the current size and transparency of the operations of the Group and the robustness of the Group's accounting and business management systems, that an internal audit function was not required, however this remains a matter for ongoing review.Risk management and internal controlsThe Board has collective responsibility for risk management and is assisted by the Audit Committee in monitoring the principal risks and uncertainties faced by the Group, including those specific to the pharmaceutical sector, as well as other micro- and macroeconomic factors. The Board also considers risks specific to the Group, such as those relating to progress of the R&D programmes.The Board is responsible for reviewing and maintaining the Group's system of internal control and for monitoring its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failure of the achievement of business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.The Audit Committee continues to monitor and review the effectiveness of the system of internal control and report to the Board when appropriate with recommendations. As of the date of this report, the Audit Committee has not identified any weaknesses in the risk management and internal control systems of the Company.AUDIT COMMITTEE REPORT

Strategic Report | Governance | Financial Statements

The main features of the internal control system are outlined below:

- The Group uses SAP Business One accounting and business management software that supports a comprehensive and auditable purchasing control and approvals process. This is supplemented by the close management of the business by the Executive Directors and Senior Management Team. The Group has a defined organisational structure with delineated responsibilities and approval limits.
- The Board and Committees of the Board have schedules of matters expressly reserved for their consideration. Matters reserved for the Board include acquisitions and disposals, major capital projects, treasury and risk management policies and approval of budgets.
- The Group utilises a detailed budgeting and forecasting process. Detailed budgets are prepared annually by the senior management team before submission to the Board for approval. Budgets are updated to reflect significant, known changes in the business. Actual results, the cash position and future cash flow projections are all monitored against annual budgets in detail on a monthly basis, with variances highlighted to the Board and investigated.

Financial risks are identified and evaluated for each major transaction for consideration by the Board and senior management.

- Standard financial control procedures are operated throughout the Group to ensure that the assets of the Group are safeguarded and that proper accounting records are maintained.
- A risk review process has been developed whereby the Chief Financial Officer presents a report to the Board each year on the key business risks.

Simon Turton
Chairman of the Audit Committee
28 April 2023

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 21

DIRECTORS' REMUNERATION REPORT

On behalf of the Board, I am pleased to present the report of the Remuneration Committee for the year ended 31 December 2022, which sets out the remuneration policy for the Directors and the amounts earned during the year.

The Remuneration Committee

The Remuneration Committee assists the Board in carrying out its responsibilities in relation to remuneration, including making recommendations to the Board on the Group's policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group's remuneration policy and determining the individual remuneration and benefits package of the Executive Director.

The Remuneration Committee is chaired by Sijmen de Vries, and its other members are Simon Turton and Stephen Parker. Prior to Mr Stahel retiring in June 2022, he was also a member.

Policy on Executive Directors' remuneration

Executive remuneration packages are designed to attract and retain executives of the necessary skill and calibre to run the Group, with reference to benchmarking comparable groups. The Remuneration Committee recommends remuneration packages to the Board by reference to individual performance. It also uses the knowledge and experience of the Committee members, published surveys relating to publicly traded companies and the pharmaceutical industry, as well as advice and external benchmarking from a UK remuneration specialist company and market changes generally. The Remuneration Committee has responsibility for recommending any long-term incentive schemes.

The Board determines whether Executive Directors are permitted to serve in roles with other companies. Such permission is only granted where a role is on a strictly limited basis, where there are no conflicts of interest or competing activities and providing there is no adverse impact on the commitments required to the Group. Earnings from such roles are not disclosed to the Group.

There are five main components of the remuneration package for the Executive Director:

Component	Purpose/ link to strategy	Operation	Maximum	Performance framework
Base salary	To provide a competitive component of fixed remuneration to attract and retain executives of the required calibre and experience.	Base salaries are set by the Committee taking into account relevant factors such as the scope and responsibilities of the role. Salaries are normally reviewed annually and any adjustments become effective 1 April following the appraisal process.	There is no prescribed maximum salary. Salary increases are viewed in the context of lower and median quartile salaries of executives in the biotech sector as reported by The UK Bioindustry Survey.	While there are no performance targets attached to base salary, performance is a factor considered in the annual salary review process.
Benefits	To provide a competitive benefits package	Benefits are currently limited to healthcare and death in service life cover.	Healthcare benefits are Group-wide BUPA plan and life cover is three times salary.	N/A
Pension	To provide retirement benefits in line with Group policy.	Provided through defined contribution schemes.	Pension contributions range from 6% of salary to 10% of salary for the Executive Director.	N/A
Annual bonus	To incentivise and reward annual performance and create further alignment with shareholders.	Provides an opportunity for additional cash reward (up to a specified percentage of salary) based on annual performance targets set and assessed by the Committee. The bonus year runs from 1 January to 31 December and is time-apportioned for employees joining mid-year.	The maximum may vary year to year. In 2022 the maximum was 150% of bonus entitlement (2021: 195%).	Performance metrics are selected annually based on current business objectives. Typically, objectives include a mix of financial/liquidity objectives, R&D milestone objectives and business development objectives.

22 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

Component	Purpose/ link to strategy	Operation	Maximum	Performance framework
Share options	To motivate and provide medium/ long term incentives and rewards and align executive's interests with shareholders.	Awards are normally made annually, after publication of the Company's Annual Report. Awards may also be made upon a new executive joining the Group. The exercise price of all granted options is the mid-market closing price the business day before the day of grant.	The normal limit is set by HMRC at £250,000, measured as market price at time of grant.	Awards may or may not have performance conditions attached to them. Historically, performance conditions have included share price appreciation and fundraising targets. More generally, share options vest 25% after one year and then equally over the following 12 quarters.

The pay and employment conditions of non-Director employees were not taken into account in setting the components of the Executive Director's remuneration. Accordingly, non-Director employees were not consulted.

Shareholder views on remuneration

A resolution was passed at the 2022 AGM by shareholders approving the Company's remuneration policy with voting as follows: For: 12,433,235; Against: 8,559,137; Abstain: 270,589. This will next be brought before the shareholders at the 2025 AGM in line with the requirements of The Companies (Directors' Remuneration Policy and Directors' Remuneration Report) Regulations 2019. Other than by way of voting at the AGM, no views on Director's remuneration have been expressed by shareholders.

Approach to recruitment remuneration

Since IPO in December 2014, the Company has promoted one executive to the Board (Dr Cook) and recruited one Executive Director (Mr Stamp) to the Board. In determining appropriate remuneration packages, including salary, bonus and initial share option grant for prospective Executive Directors, the Remuneration Committee takes into consideration the experience and skills of the candidate, the remuneration packages of peers in the small cap biotech sector, the recommendations of the recruitment consultant (if any) and the internal salary structure of the Company. Should it become necessary, the Remuneration Committee would consider the payment of a bonus on joining the Company to offset benefits foregone such as a loyalty bonus from a Director's previous employer.

Remuneration of the Executive Director

Minimum and maximum remuneration of the Executive Director

The minimum and maximum remuneration of Mr Stamp, the sole Executive Director, is illustrated in the following chart:


400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
236,447
236,447
113,850
Minimum
Maximum
Base salary
Bonus

CEO Remuneration

The only variable component of Mr Stamp's remuneration is annual bonus which for 2022 was a minimum of zero and a maximum of 33% of salary with a 150% multiple applied if all objectives were met, being £113,850.

No share options were granted to Mr Stamp during 2022.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 23

DIRECTORS' REMUNERATION REPORT continued

Chief Executive remuneration since IPO in December 2014

The following table illustrates the remuneration of the CEO since IPO in December 2014:

	2015	2016	2017	2018	2019	2020	2021	**2022**
Stephen Stamp[1]								
Total Remuneration (£)						149,302	233,867	**237,897**
Bonus – % of maximum						0%	60%	**0%**
Options – % of maximum						24%	56%	**-**
Craig Cook[2]								
Total Remuneration (£)				158,772	357,521	137,480		
Bonus – % of maximum				0%	75%	0%		
Options – % of maximum				-	53%	96%		
Jim Phillips[3]								
Total Remuneration (£)	377,289	476,000	309,157	213,282				
Bonus – % of maximum	85%	60%	0%	0%				
Options – % of maximum	-	505%	71%	-				

(1) Mr Stamp was appointed CEO on 1 April 2020.

(2) Dr Cook was appointed CEO on 1 June 2018 and resigned on 31 March 2020.

(3) Dr Phillips was appointed CEO on 2 December 2014 and resigned on 31 May 2018.

Base salary of the Executive Director

The annual salary of the Executive Director as of 1 January 2023 compared with 1 January 2022 was as follows:

	Effective 1 January 2023	Effective 1 January 2022	Percentage increase
Stephen Stamp, CEO, CFO	**253,000**	198,000	27.8%

By mutual agreement, from August 2021, the Company ceased making contributions into Mr Stamp's personal pension plan. Amounts equal to his contractual entitlement to pension contributions of 10% of salary have been commuted to salary. The commuted pension contribution is not eligible for calculation of bonus payments.

Annual bonus of the Executive Director

Mr Stamp, by the terms of his service contract, is entitled to a discretionary bonus of up to 33% of salary. Mr Stamp's annual bonus for 2022 was based on a series of objectives set by the Remuneration Committee in December 2021 as follows:

Bonus objective	Maximum bonus (% of salary)	Bonus award %	Cash bonus for 2022 (£)
15 months cash runway at 31.12.22	20%	0%	-
MTX110 positive PFS data	20%	0%	-
Q-Sphera or GNP licence (large molecule)	50%	0%	-
Q-Sphera licence (small molecule)	30%	0%	-
Technology, feasibility collaborations	30%	0%	-
			-

The bonus objectives for 2022 were selected by the Remuneration Committee because they believed the objectives reflected the priorities of the Company at the time. The priorities included maintenance of liquidity and validation of the Company's technologies through licensing and R&D collaborations. There were no explicit provisions for the recovery of sums paid and/or the withholding of the payment of any sum.

From 2022, bonuses are based on a combination of corporate bonus objectives and personal bonus objectives. Mr Stamp's objectives are 100% based on corporate objectives while the relative proportion of corporate and personal objectives vary for other staff members with corporate objectives not being less than 50% in any case.

24 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

Relative importance of spend on pay

The total amount paid by the Group in remuneration to all employees is as follows:

	2022 £'000	2021 £'000	2020 £'000
Remuneration (as disclosed in note 6)	**2,523**	1,666	2,795
Research and development expenditure (excluding remuneration and non-cash costs)	**3,104**	3,171	3,197

No dividends to shareholders have yet been paid.

The Remuneration Committee have set the following corporate bonus objectives for 2023:

Bonus objective	Min	Max	
1. 15 months cash runway at 31.12.23	10%	20%	+1% for each month
2. MTX110 positive PFS data	10%	25%	Discretionary, based on data
3. Q-Sphera or GNP licence	0%	40%	20% for each
4. Technology, feasibility collaborations	0%	15%	5% for each
5. Transformational transaction	0%	50%	Discretionary, based on terms
	30%	150%	

Service contracts

Set out below are summary details of the service agreements and letters of appointment entered into between the Company and the Directors:

Executive Directors

Stephen Stamp (Chief Executive Officer, Chief Financial Officer)
Mr Stamp entered into a service agreement with the Company to act as Chief Financial Officer on 9 September 2019. He was also appointed Chief Executive Officer with effect from 31 March 2020 at which time the Committee recommended that his salary be increased from £160,000 to £180,000 pa to reflect his increased responsibilities. Mr Stamp's salary was reviewed in 2022 and increased to £230,000 pa with effect from 1 April 2022. In August 2021 the Committee agreed to commute his Company pension contribution of 10% to salary. His appointment is terminable upon six months' notice.

Loss of office

The Group has no specific policy on loss of office other than to ensure that employees and Directors are compensated in accordance with their contractual entitlements.

Non-Executive Directors

The service contracts of the Non-Executive Directors are made available for inspection at the AGM.

Stephen Parker (Non-Executive Chairman)
Dr Parker entered into a Non-Executive Chairman agreement with the Company on 20 June 2022. The appointment will be for an initial period of 12 months, any continuation after the initial period is terminable upon the election of the Board.

Sijmen de Vries (Non-Executive Director)
Dr de Vries entered into a non-executive director appointment letter with the Company on 2 December 2014. Dr de Vries was originally appointed as a non-executive director of Midatech Limited on 29 October 2004 (subsequently terminated on 2 December 2014). The appointment is terminable upon the election of the Board.

Simon Turton (Senior Independent Non-Executive Director)
Dr Turton entered into a non-executive director appointment letter with Midatech Limited on 2 December 2014. Dr Turton was originally appointed as chairman of Q Chip Limited on 24 March 2014 (subsequently terminated on 2 December 2014). The appointment is terminable upon the election of the Board.

Rolf Stahel (Non-Executive Chairman)
Mr Stahel entered into an agreement with Midatech Limited on 13 April 2014 and was subsequently appointed Chairman with effect from 1 March 2014. Mr Stahel subsequently entered into a revised appointment agreement with the Company on 2 December 2014. Mr Stahel retired from the Board on 20 June 2022.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 25

DIRECTORS' REMUNERATION REPORT continued

Policy on Non-Executive Directors' remuneration

The Non-Executive Directors receive a fee for their services as a Director, which is approved by the Board, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organisations and appointments. Non-Executive Directors are reimbursed for travelling and other incidental expenses incurred on Group business in accordance with the Group expenses policy.

The Board encourages the ownership of Biodexa shares by executives and in normal circumstances does not expect Directors to undertake dealings of a short-term nature. Non-Executive Directors are preferred to remain independent to the extent that they do not trade in the Company's shares themselves.

Directors' emoluments (audited)

The emoluments of the Directors of Biodexa Pharma PLC are set out below. No emoluments were paid to any Director by any other Group company:

	Salary and fees £	Bonus £	Pensions £	Benefits in kind £	2022 Total £	2022 Fixed remuneration £	2022 Variable remuneration £	2021 £	2020 £
Non-Executive Directors									
Stephen Parker	43,838	–	–	–	43,838	43,838	–	–	–
Rolf Stahel[1]	38,082	–	–	–	38,082	38,082	–	97,040	90,000
Sijmen de Vries	31,540	–	–	–	31,540	31,540	–	30,400	30,400
Frédéric Duchesne[2]	–	–	–	–	–	–	–	–	7,600
Huaizheng Peng[3]	–	–	–	–	–	–	–	–	7,600
Simon Turton	31,540	–	–	–	31,540	31,540	–	30,400	30,400
Sub-total Non-Executive Directors	145,000	–	–	–	145,000	145,000	–	157,840	166,000
Executive Directors									
Craig Cook[4]	–	–	–	–	–	–	–	–	137,480
Stephen Stamp	236,447	–	–	1,450	237,897	237,897	–	233,867	193,169
Sub-total Executive Directors	236,447	–	–	1,450	237,897	237,897	–	233,867	330,649
Directors' remuneration	381,447	–	–	1,450	382,897	382,897	–	391,707	496,649
2021	344,430	35,640	10,500	1,137	391,707	356,067	35,640		

(1) Mr Stahel's remuneration included Directors' fees of £24,749 and consulting fees of £13,333 to Chesyl Pharma, a company wholly-owned by Mr Stahel. Mr Stahel retired as a Director on 20 June 2022.

(2) M. Duchesne resigned as a Director on 31 March 2020.

(3) Dr Peng resigned as a Director on 31 March 2020.

(4) Dr Cook resigned as a Director on 31 March 2020. Included in salary and fees is an ex gratia payment of £30,000 for loss of office.

All remuneration above is fixed other than Mr Stamp's 2022 bonus of £nil (2021: £35,640) which is variable. In 2022, 0% (2021: 15%) of Mr Stamp's total remuneration was variable and in 2022 100% (2021: 85%) of Mr Stamp's remuneration was fixed.

26 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

The following table shows the percentage change in remuneration of each Director and our employees on a full-time equivalent basis between 2021 and 2022 and between 2019 and 2020:

	Changes between 2021 and 2022			Changes between 2020 and 2021			Changes between 2019 and 2020			Changes between 2018 and 2019		
	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus
Non-Executive Directors:												
Stephen Parker[1]	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Rolf Stahel[2]	n/a	–	–	7.8%	–	–	–	–	–	–	–	–
Sijmen de Vries	5%	–	–	0%	–	–	–	–	–	–	–	–
Simon Turton	5%	–	–	0%	–	–	–	–	–	–	–	–
Frédéric Duchesne	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Huaizheng Peng	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
John Johnston	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Michele Luzi	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Pavlo Protopapa	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Executive Directors:												
Stephen Stamp[3][4]	27.8%	45.2%	(100)%	6.6%	(6.4)%	n/m	8.7%	100%	(100)%	n/a	–	–
Craig Cook	n/a	–	–	n/a	–	–	n/a	–	–	3%	2.9%	54.5%
Employees:	11.2%	14.3%	(53.5)%	11.5%	12.0%	18.7%	6.9%	4.7%	(0.1)%	8.2%	10.7%	62.9%

(1) Dr Parker was appointed on 20 June 2022.
(2) Mr Stahel retired 20 June 2022.
(3) Mr Stamp's base salary was increased from £180,000 pa to £230,000 from 1 April 2022. His base salary was increased in 2021 when he assumed the dual roles of CEO and CFO. Mr Stamp did not receive a bonus in 2022 nor in 2020.
(4) From August 2021, the Company ceased making contributions to Mr Stamp's personal pension plan and instead increased cash payments to Mr Stamp.

A share-based payment charge of £52,633 in respect of Mr Stamp was charged to the income statement in 2022 (2021: £48,863).

Details of the payments to other related parties are disclosed in note 27.

Biodexa Pharmaceuticals PLC total shareholder return since IPO

The following chart illustrates the total shareholder return of Biodexa Pharma plc since IPO in December 2014:


250
200
150
100
50
0
08/12/2014
08/12/2015
08/12/2016
08/12/2017
08/12/2018
08/12/2019
08/12/2020
08/12/2021
08/12/2022
Biodexa
AIM Healthcare Index

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 27

DIRECTORS' REMUNERATION REPORT continued

Directors' interests in shares (audited)

	31 December 2022		31 December 2021	
	Beneficial interests in Ordinary Shares	Non-beneficial interests in Ordinary Shares	Beneficial interests in Ordinary Shares	Non-beneficial interests in Ordinary Shares
Non-Executive Directors				
Stephen Parker	-	-	-	-
Rolf Stahel[1]	n/a	n/a	53,853	-
Sijmen de Vries	23,284	2,957	23,284	2,957
Simon Turton	55,325	-	55,325	-
Executive Director				
Stephen Stamp	50,000	-	50,000	-

(1) At 31 December 2021, 12,244 of Rolf Stahel's shares were subject to restrictions preventing their disposal or transfer to another party. These restrictions fall away on the following events:

a. 6,122 shares become unrestricted when the market capitalisation of the Company achieves £155m

b. 6,122 shares become unrestricted when the market capitalisation of the Company achieves £213m

There are no requirements for Directors to own shares in the Company.

Directors' interests in share options (audited)

No Director had any interest in the shares of any subsidiary company.

The Board uses share options to align Executive Directors' and employees' interests with those of shareholders in order to provide incentives and reward them based on improvements in Group performance.

	31 December 2022 Options over Ordinary Shares	31 December 2021 Options over Ordinary Shares
Non-Executive Directors		
Stephen Parker	-	n/a
Rolf Stahel	n/a	-
Sijmen de Vries	500	700
Simon Turton	-	-
Executive Director		
Stephen Stamp	830,000	830,000

All share options were granted with an exercise price based on the mid-market price at close of business on the previous day. As detailed below, some of the share options vest when the Company's share price achieves certain targets. Otherwise, the main vesting condition of all share options is that the Director or employee remains employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise. The share options of the Directors (included in total in note 25) are set out on the next page.

28 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

	Grant date	Options awarded	Options lapsed	Options outstanding	Exercise price £	Vesting criteria	Expiry date
Non-Executive Director							
Sijmen de Vries	30/06/2014	500	–	500	1.50	Share price[1]	30/06/2024
Executive Director							
Stephen Stamp	02/10/2019	50,000	(20,000)	30,000	1.05	Time based and performance based[2]	02/10/2029
	17/06/2020	300,000	–	300,000	0.202	Time based[3]	17/01/2030
	15/07/2021	500,000	–	500,000	0.2775	Time based[3]	14/07/2031
		850,000	(20,000)	830,000			

(1) For those options noted as vesting based on share price; 50% vest when the share price reaches £106.20 per share, a further 25% vests when the share price reaches £274.40 and the remaining 25% when the share price reaches £377.20.

(2) 40% of the options would have vested if the Company had raised $20 million before 9 September 2020 and have now therefore lapsed. 15% vest on 9 September 2020 and the remainder vest in equal tranches at the end of the subsequent 12 quarters.

(3) 25% of the options vest 12 months after the grant date, followed by vesting of 12 equal quarterly tranches, over a subsequent three-year period.

Time-based options granted to Stephen Stamp vested as follows:

Date of grant	Total options granted	Options vested in 2022
02/10/2019	50,000	7,500
17/06/2020	300,000	75,000
15/07/2021	500,000	156,250

No performance-related share options vested during the year.

Directors' interests in warrants (audited)

Certain Directors acquired Warrants over Ordinary Shares as part of the purchase of Units (one Ordinary Share and one Warrant) in the Company's fundraise in February 2019.

Date of grant	31 December 2022 Warrants over Ordinary Shares	31 December 2021 Warrants over Ordinary Shares
Non-Executive Directors		
Stephen Parker	–	–
Rolf Stahel	–	23,856
Sijmen de Vries	–	21,344
Simon Turton	–	41,854
Executive Director		
Stephen Stamp	–	–

The Warrants, which had an exercise price of £10.00, lapsed in February 2022.

Remuneration policy review

Given there is only one Executive Director, the Company has not engaged third party consultants to provide external advice on remuneration. The Remuneration Committee has, from time to time, taken informal soundings from recruitment consultants on executive pay norms and has extensively used the 2022 BioIndustry Remuneration Survey in assessing Company-wide remuneration policy.

Sijmen de Vries
Chairman of the Remuneration Committee
28 April 2023

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 29

DIRECTORS' REPORT

The Directors present their report and the consolidated financial statements of the Group for the year ended 31 December 2022.

Directors

The Directors during the year were:

Stephen Parker (appointed 20 June 2022)
Sijmen de Vries
Stephen Stamp
Simon Turton
Rolf Stahel (retired 20 June 2022)

Research and development

The Group is continuing to develop products to proof-of-concept stage through deployment of its proprietary drug delivery technologies.

Matters covered in the Strategic Report

The following matters are covered in the Strategic Report:

	Page
Strategy	01
Business model	02
Chief Executive's review	04
Financial review	06
Energy and carbon reporting	08
Stakeholder engagement	09
Risk management	11

Dividend

The Directors are not recommending the payment of a dividend at this time due to the level of maturity of the Group.

Post balance sheet events

On 3 January 2023 the Company provided a further advance to Bioasis under the Promissory Note and Security Agreement it entered into on 19 December 2022 of US$250,000. A provision was made in the accounts to 31 December 2022 for non-recovery of this advance. On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period.

On 5 January 2023 the Company issued a Circular containing details of the Company's proposed acquisition of Bioasis, an equity raise of US$9.6 million and a change of name, which were subject to shareholders approval at a General Meeting held on 23 January 2023. On 23 January 2023 at the General Meeting none of the special resolutions were passed and, accordingly, neither the acquisition of Bioasis nor the equity raise proceeded and the Company's name was not changed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid. On 23 January 2023 the Company appointed Quantuma Advisory Limited, a specialist business advisory firm, to undertake contingency planning and provide advice to the Board of Directors on appropriate actions.

On 9 February 2023 the Company announced it had entered into definitive binding agreements with institutional US investors to raise aggregate gross proceeds of US$6.0 million through the issue of 10,344,822 Units (comprising either (i) one American Depositary Share ("ADS"), one A Warrant and 1.5 B Warrants, or (ii) one Pre-Funded Warrant, one A Warrant and 1.5 B Warrants) at an initial price of US$0.58 per Unit. The private placement was subject to a price adjustment mechanism which could result in the issue price being adjusted below the initial issue price, with a floor of US$0.10 per Unit, subject to shareholder approval, consequently increasing the number of ADSs and/or Pre-Funded Warrants to be issued under the Private Placement.

On 8 March 2023 the Company announced that it sent a circular to shareholders convening a General Meeting to effect a share consolidation on a one for 20 basis, give the Directors authority to allot shares, disapply pre-emption rights, adopt new Articles, cancel the admission of the Company's Ordinary Shares to trading on AIM market and change the name of the Company to Biodexa Pharmaceuticals PLC. The Company also notified shareholders that the Ordinary Share to ADS ratio was being changed from 25 Ordinary Shares per ADS to 5 Ordinary Shares per ADS. At the General Meeting on 24 March 2023, all resolutions were duly passed.

On 26 April 2023 the Company delisted from the AIM market.

30 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

31Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022Directors' and officers' liability insuranceThe Company has, as permitted by s.234 and s.235 of the Companies Act 2006, maintained insurance cover on behalf of the Directors and Company Secretary, indemnifying them against certain liabilities which may be incurred by them in relation to the Company.EmployeesBiodexa recognises the essential importance of employees to the success of the business and ensures that they are fully informed of events that directly affect them and their working conditions. Information on matters of concern to employees is given in briefings that seek to provide a common awareness on the part of all employees of the financial and economic factors affecting the Group's performance.Disabled employeesApplications for employment by disabled persons are given full and fair consideration for all vacancies in accordance with their particular aptitudes and abilities. It is the policy of the Group that training and promotion opportunities should be available to all employees.Directors' responsibilitiesThe Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with applicable law and UK-adopted International Accounting Standards and have elected to prepare the Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), including FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland". Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group for that period.In preparing the financial statements, the Directors are required to: ?select suitable accounting policies and then apply them consistently; ?make judgements and accounting estimates that are reasonable and prudent; ?state whether applicable IFRSs and UK Accounting Standards, as applicable, have been followed for the Group and Company financial statements, subject to any material departures disclosed and explained in the financial statements; ?provide additional disclosures when compliance with specific requirements in IFRSs or UK Accounting Standards are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group and Company's financial position and financial performance; and ?prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors of the Company are also responsible for the maintenance and integrity of the Company's website.Directors' statement as to the disclosure of information to auditorsAll of the current Directors confirm to the best of our knowledge: ?there is no relevant audit information of which the Company's auditors are not aware; ?they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of the information; ?the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and ?the Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.We consider the Annual Report, taken as a whole, to be fair, balanced and understandable and to provide the information necessary for shareholders to assess the Group's position and performance, business model and strategy.Strategic ReportGovernanceFinancial Statements

DIRECTORS' REPORT continued

Website publication

The Directors are responsible for ensuring the Annual Report is made available on a website. Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group's website is the responsibility of the Directors. The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

By order of the Board

Stephen Stamp
Company Secretary
28 April 2023

32 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

OpinionWe have audited the financial statements of Biodexa Pharmaceuticals Plc (the ?parent company') and its subsidiaries (the ?group') for the year ended 31 December 2022 which comprise the consolidated statements of comprehensive income, the consolidated statements of financial position, the consolidated statements of cash flows, the consolidated statements of changes in equity, the company balance sheet, the company statement of changes in equity and notes to the financial statements, including a summary of significant accounting policies.The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK-adopted international accounting standards.The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including Financial Reporting Standard 102, The Financial Reporting Standard in the United Kingdom and Ireland (United Kingdom Generally Accepted Accounting Practice).In our opinion: ?the financial statements give a true and fair view of the state of the group's and the parent company's affairs as at 31 December 2022 and of the group's loss for the year then ended; ?the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards; ?the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and ?the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.Separate opinion in relation to IFRSs as issued by the IASBAs explained in note 1 to the group financial statements, in addition to complying with its legal obligation to apply UK-adopted international accounting standards in the preparation of the group financial statements, the group has also applied International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).In our opinion the group financial statements give a true and fair view of the consolidated financial position of the group as at 31 December 2022 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the IASB.Basis for opinionWe conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard, as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.Material uncertainty related to going concernWe draw attention to note 1 to the group financial statements on page 42 and to note 1 to the parent company's financial statements on page 77, which indicate that there is a material uncertainty in relation to the group's and parent company's ability to continue as a going concern. As detailed in those notes and in the Financial Review on page 6, the group's and parent company's future viability is dependent on the ability to raise funds from financing activities to finance development plans until commercialisation, generate funds from operating activities, and to obtain regulatory approval to allow marketing of development products. A failure by the group to raise funds as and when needed could have a negative impact on its financial condition and ability to implement its business strategies.As at 31 December 2022, the group had cash and cash equivalents of £2.8m. The Directors have prepared cash flow forecasts that indicate that further financing will be required by fourth quarter of 2023. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt on the group's and parent company's ability to continue as a going concern, and consequently over the appropriateness of the going concern basis of preparation of these financial statements. Our opinion is not modified in respect of this matter.In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.INDEPENDENT AUDITOR'S REPORTto the members of Biodexa Pharmaceuticals Plc (formerly known as Midatech Pharma Plc)Strategic ReportGovernanceFinancial Statements33Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Our evaluation of the Directors' assessment of the group's and the parent company's ability to continue to adopt the going concern basis of accounting included, but was not limited to: ?undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the group's and the parent company's ability to continue as a going concern; ?obtaining an understanding of the relevant controls relating to the Directors' going concern assessment; ?reviewing the Directors' going concern assessment, including the supporting cash flow projections to the 31 December 2025; ?evaluating the key assumptions used and judgements applied by the Directors in their going concern assessment; and ?reviewing the appropriateness of the going concern disclosures made by the Directors in the financial statements.Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.Key audit mattersKey audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.There were no key audit matters other than the "Material uncertainty related to going concern" above which, by its nature, is a key audit matter. This matter, together with our findings, were communicated to the audit committee through our Audit Completion Report.Our application of materiality and an overview of the scope of our auditThe scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and on the financial statements as a whole. Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:Overall materialityGroup ? £171,000 Parent company ? £77,000How we determined it2% of total operating and capital expenditure(excluding exceptional items in relation to the impairment of assets).Rationale for benchmark appliedIn determining our materiality, we considered financial metrics which we believed to be relevant to the users of the financial statements. The benchmark of total expenditure is considered most appropriate for both group and parent company as a measure of activity in the business.Performance materialityPerformance materiality is set to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements in the financial statements exceeds materiality for the financial statements as a whole. Performance materiality was set 80% of overall materiality as follows:Group ? £137,000 Parent company ? £61,000Reporting thresholdWe agreed with the audit committee that we would report to them misstatements identified during our audit above £5,100 for both the Group and the parent company, as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.As part of designing our audit, we assessed the risk of material misstatement in the financial statements, whether due to fraud or error, and then designed and performed audit procedures responsive to those risks. In particular, we looked at where the Directors made subjective judgements, such as making assumptions on significant accounting estimates.We tailored the scope of our audit to ensure that we performed sufficient work to be able to give an opinion on the financial statements as a whole. We used the outputs of a risk assessment, our understanding of the group and parent company, their environment, controls and critical business processes, to consider qualitative factors in order to ensure that we obtained sufficient coverage across all financial statement line items.Our group audit scope included an audit of the group and the parent company financial statements. Based on our risk assessment, Midatech Pharma Plc, Midatech Limited and Midatech Pharma (Wales) Limited were subject to full scope audit performed by the group audit team.At the parent company level, the group audit team also tested the consolidation process and carried out analytical procedures to confirm our conclusion that there were no significant risks of material misstatement of the aggregated financial information.INDEPENDENT AUDITOR'S REPORT CONTINUEDto the members of Biodexa Pharmaceuticals Plc (formerly known as Midatech Pharma Plc)34Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Other informationThe other information comprises the information included in the annual report other than the financial statements and our auditor's report thereon. The Directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of our audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.We have nothing to report in this regard.Opinions on other matters prescribed by the Companies Act 2006In our opinion, the part of the Directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.In our opinion, based on the work undertaken in the course of the audit: ?the information given in the Strategic Report and the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and ?the Strategic Report and the Directors' Report have been prepared in accordance with applicable legal requirements.Matters on which we are required to report by exceptionIn light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified material misstatements in the Strategic Report or the Directors' Report.We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion: ?adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or ?the parent company financial statements are not in agreement with the accounting records and returns; or ?certain disclosures of Directors' remuneration specified by law are not made; or ?we have not received all the information and explanations we require for our audit.Responsibilities of DirectorsAs explained more fully in the Directors' responsibilities statement set out on page 31, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.In preparing the financial statements, the Directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless the Directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.Auditor's responsibilities for the audit of the financial statementsOur objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud.Based on our understanding of the group and the parent company and their industry, we considered that non-compliance with the following laws and regulations might have a material effect on the financial statements: employment regulation, health and safety regulation, and anti-money laundering regulation.Strategic ReportGovernanceFinancial Statements35Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

To help us identify instances of non-compliance with these laws and regulations, and in identifying and assessing the risks of material misstatement in respect to non-compliance, our procedures included, but were not limited to: ?gaining an understanding of the legal and regulatory framework applicable to the group and the parent company, the industry in which they operate, and the structure of the group, and considering the risk of acts by the group and the parent company which were contrary to the applicable laws and regulations, including fraud; ?inquiring of the Directors, management and, where appropriate, those charged with governance, as to whether the group and the parent company is in compliance with laws and regulations, and discussing their policies and procedures regarding compliance with laws and regulations; ?inspecting correspondence with relevant regulatory authorities; ?reviewing minutes of Directors' meetings in the year; ?discussing amongst the engagement team the laws and regulations listed above, and remaining alert to any indications of non-compliance.We also considered those laws and regulations that have a direct effect on the preparation of the financial statements, such as UK tax legislation and the Companies Act 2006.In addition, we evaluated the Directors' and management's incentives and opportunities for fraudulent manipulation of the financial statements, including the risk of management override of controls, and determined that the principal risks related to posting manual journal entries to manipulate financial performance, management bias through judgements and assumptions in significant accounting estimates and in the going concern assessment, and significant one off or unusual transactions.Our audit procedures in relation to fraud included but were not limited to: ?making enquiries of the Directors and management on whether they had knowledge of any actual, suspected or alleged fraud; ?gaining an understanding of the internal controls established to mitigate risks related to fraud; ?discussing amongst the engagement team the risks of fraud; and ?addressing the risks of fraud through management override of controls by performing journal entry testing.The primary responsibility for the prevention and detection of irregularities, including fraud, rests with both those charged with governance and management. As with any audit, there remained a risk of non-detection of irregularities, as these may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal controls.The risk of material misstatement that had the greatest effect on our audit is discussed in the "Material uncertainty relating to going concern" section of this report.A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.Use of the audit reportThis report is made solely to the parent company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the parent company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the parent company and the parent company's members as a body for our audit work, for this report, or for the opinions we have formed.William Neale Bussey(Senior Statutory Auditor)for and on behalf of Mazars LLP, Chartered Accountants and Statutory Auditor30 Old Bailey London EC4M 7AU28 April 2023INDEPENDENT AUDITOR'S REPORT CONTINUEDto the members of Biodexa Pharmaceuticals Plc (formerly known as Midatech Pharma Plc)36Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December

	Note	2022 £'000	2021 £'000	2020 £'000
Revenue	3	**699**	578	180
Grant revenue		**-**	-	163
Total revenue		**699**	578	343
Other income		**22**	24	12
Research and development costs		**(5,111)**	(4,654)	(6,068)
Administrative costs		**(4,542)**	(2,946)	(4,958)
Impairment of intangible assets	11,12	**-**	-	(12,369)
Loss from operations	4	**(8,932)**	(6,998)	(23,040)
Finance income	6	**497**	936	1
Finance expense	6	**(53)**	(44)	(431)
Loss before tax		**(8,488)**	(6,106)	(23,470)
Taxation	7	**832**	646	1,281
Loss for the year attributable to the owners of the Parent		**(7,656)**	(5,460)	(22,189)
Other comprehensive income:				
Items that will or may be reclassified subsequently to profit or loss:				
Exchange gains arising on translation of foreign operations		**-**	-	508
Total other comprehensive income net of tax		**-**	-	508
Total comprehensive loss attributable to the owners of the Parent		**(7,656)**	(5,460)	(21,681)
Loss per share				
Continuing operations				
Basic and diluted loss per Ordinary Share – pence	8	**(155)p**	(136)p	(1,036)p

The notes form an integral part of these consolidated financial statements.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 37

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At 31 December

Company number 09216368	Note	2022 £'000	2021 £'000	2020 £'000
Assets				
Non-current assets				
Property, plant and equipment	9	**831**	1,152	542
Intangible assets	11	**6**	-	-
		837	1,152	542
Current assets				
Trade and other receivables	14	**1,006**	1,034	572
Taxation		**846**	670	1,157
Cash and cash equivalents	15	**2,836**	10,057	7,546
		4,688	11,761	9,275
Total assets		**5,525**	12,913	9,817
Liabilities				
Non-current liabilities				
Borrowings	17	**463**	620	60
Provisions	18	**-**	-	50
		463	620	110
Current liabilities				
Trade and other payables	16	**1,447**	1,092	1,230
Borrowings	17	**161**	146	200
Provisions	18	**207**	50	-
Derivative financial liability	19	**85**	553	1,559
		1,900	1,841	2,989
Total liabilities		**2,363**	2,461	3,099
Issued capital and reserves attributable to owners of the Parent				
Share capital	22	**1,108**	1,098	1,063
Share premium	23	**83,667**	83,434	74,364
Merger reserve	23	**53,003**	53,003	53,003
Warrant reserve	23	**720**	720	720
Accumulated deficit	23	**(135,336)**	(127,803)	(122,432)
Total equity		**3,162**	10,452	6,718
Total equity and liabilities		**5,525**	12,913	9,817

The financial statements were approved and authorised for issue by the Board of Directors on 28 April 2023 and were signed on its behalf by:

Stephen Stamp
Chief Executive Officer, Chief Financial Officer

The notes form an integral part of these consolidated financial statements.

38 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report Governance Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended 31 December

	Note	2022 £'000	2021 £'000	2020 £'000
Cash flows from operating activities				
Loss for the year		**(7,656)**	(5,460)	(22,189)
Adjustments for:				
Depreciation of property, plant and equipment	9	**174**	213	1,089
Depreciation of right-of-use asset	9	**166**	190	118
Amortisation of intangible fixed assets	11	**3**	-	10
Loss/(Profit) on disposal of fixed assets		**14**	(39)	(226)
Impairment of intangible assets	11,12	**-**	-	12,369
Impairment of loan	4,14	**207**	-	-
Finance income	6	**(497)**	(936)	(1)
Finance expense	6	**53**	44	431
Share-based payment debit/(credit)	4	**123**	89	(404)
Taxation	7	**(832)**	(646)	(1,281)
Foreign exchange (gains)/losses		**(1)**	(3)	387
Cash flows from operating activities before changes in working capital		**(8,246)**	(6,548)	(9,697)
Decrease/(increase) in trade and other receivables		**7**	(487)	493
Increase/(decrease) in trade and other payables		**356**	(130)	(2,004)
Increase/(Decrease) in provisions		**157**	-	(47)
Cash used in operations		**(7,726)**	(7,165)	(11,255)
Taxes received		**678**	1,157	1,954
Net cash used in operating activities		**(7,048)**	(6,008)	(9,301)
Investing activities				
Purchases of property, plant and equipment	9	**(62)**	(320)	(209)
Proceeds from disposal of fixed assets		**20**	42	143
Long-term deposit for guarantee for Government loan		**-**	-	2,639
Loan granted	14	**(207)**	-	-
Interest received		**29**	-	1
Net cash (used in)/generated from investing activities		**(220)**	(278)	2,574
Financing activities				
Interest paid		**(18)**	(15)	(34)
Receipts from sub-lessee on onerous lease		**-**	-	45
Amounts paid on lease liabilities		**(178)**	(112)	(258)
Repayment of Government grants on closure of Spanish operation		**-**	-	(229)
(Repayment)/proceeds from Government loan	17	**-**	(103)	(6,182)
Share issues including warrants, net of costs	15	**243**	9,035	9,742
Net cash generated from financing activities		**47**	8,805	3,084
Net increase/(decrease) in cash and cash equivalents		**(7,221)**	2,519	(3,643)
Cash and cash equivalents at beginning of year		**10,057**	7,546	10,928
Exchange (losses)/gains on cash and cash equivalents		**-**	(8)	261
Cash and cash equivalents at end of year	15	**2,836**	10,057	7,546

The notes form an integral part of these consolidated financial statements.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Foreign exchange reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2022		**1,098**	**83,434**	**53,003**	**720**	**-**	**(127,803)**	**10,452**
Loss for the year		-	-	-	-	-	**(7,656)**	**(7,656)**
Total comprehensive loss		-	-	-	-	-	**(7,656)**	**(7,656)**
Transactions with owners								
Exercise of warrants on 22 March 2022	15,22	-	-	-	-	-	-	-
Shares issued on 19 December 2022	15,22	**10**	**311**	-	-	-	-	**321**
Costs associated with share issue on 19 December 2022	15,22	-	**(78)**	-	-	-	-	**(78)**
Share-based payment charge		-	-	-	-	-	**123**	**123**
Total contribution by and distributions to owners		**10**	**233**	-	-	-	**123**	**366**
At 31 December 2022		**1,108**	**83,667**	**53,003**	**720**	**-**	**(135,336)**	**3,162**

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Foreign exchange reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2021		1,063	74,364	53,003	720	-	(122,432)	6,718
Loss for the year		-	-	-	-	-	(5,460)	(5,460)
Total comprehensive loss		-	-	-	-	-	(5,460)	(5,460)
Transactions with owners								
Shares issued on 19 February 2021	15,22	-	161	-	-	-	-	161
Costs associated with share issue on 19 February 2021	15,22	-	(10)	-	-	-	-	(10)
Shares issued on 6 July 2021	15,22	35	9,965	-	-	-	-	10,000
Costs associated with share issue on 6 July 2021	15,22	-	(1,046)	-	-	-	-	(1,046)
Share-based payment charge		-	-	-	-	-	89	89
Total contribution by and distributions to owners		35	9,070	-	-	-	89	9,194
At 31 December 2021		1,098	83,434	53,003	720	-	(127,803)	10,452

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Foreign exchange reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2020		1,023	65,879	53,003	-	(508)	(99,839)	19,558
Loss for the year		-	-	-	-	-	(22,189)	(22,189)
Foreign exchange translation		-	-	-	-	508	-	508
Total comprehensive loss		-	-	-	-	508	(22,189)	(21,681)
Transactions with owners								
Shares issued with warrants on 18 May 2020	15,22	16	2,527	-	720	-	-	3,263
Costs associated with shares issued with warrants on 18 May 2020	15,22		(544)	-	-	-	-	(544)
Shares issued on 27 July 2020	15,22	21	5,729	-	-	-	-	5,750
Costs associated with share issue on 27 July 2020	15,22		(489)	-	-	-	-	(489)
Shares issued on 19 August 2020	15,22	3	1,278	-	-	-	-	1,281
Costs associated with share issue on 19 August 2020	15,22		(16)	-	-	-	-	(16)
Share-based payment credit		-	-	-	-	-	(404)	(404)
Total contribution by and distributions to owners		40	8,485	-	720	-	(404)	8,841
At 31 December 2020		1,063	74,364	53,003	720	-	(122,432)	6,718

40 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report Governance Financial Statements

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2022, 2021 and 2020

1 Accounting policies

General information

Biodexa Pharmaceuticals PLC (formerly Midatech Pharma plc) (the "Company") is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, whose ordinary shares have been admitted to trading on AIM ("AIM"), which is a submarket of the London Stock Exchange, since 8 December 2014 until admission of the Company's ordinary shares to trading on AIM was cancelled 26 April 2023.

In addition, since 4 December 2015 the Company has American Depository Receipts ("ADRs") registered with the US Securities and Exchange Commission ("SEC") and is listed on the NASDAQ Capital Market.

On 27 March 2023 the Company changed its name to Biodexa Pharmaceuticals PLC from Midatech Pharma Plc.

Basis of preparation

The Group was formed on 31 October 2014 when the Company entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

These financial statements have been prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006, and they are prepared in accordance with the International Financial Reporting Standards as issued in accordance with UK adopted International Accounting Standards pursuant to the Companies Act 2006.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

The consolidated financial statements have been prepared on a historical cost basis, except for the following item (refer to individual accounting policies for details):

- Certain financial instruments – fair value through profit or loss.

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2022

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2022 and deemed none were applicable to the annual financial statements for the year ended 31 December 2022.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2023 and 1 January 2024 and deemed none have an impact on the Group.

Basis for consolidation

The Group financial statements consolidate those of the Parent Company and all of its subsidiaries. The Parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 41

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

1 Accounting policies continued

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Biodexa Pharmaceuticals PLC	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (España) SL (formerly Midatech Biogune SL)	Liquidated – 2021
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma Pty	Dissolved – 2020
Biodexa Limited (formerly Biodexa Pharmaceuticals Limited)	Dormant – incorporated October 2022

Going concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2022, the Group incurred a consolidated loss from operations of £7.7m and negative cash flows from operating activities of £7.0m. As of 31 December 2022, the Group had an accumulated deficit of £135.3m.

The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2022, the Group had cash and cash equivalents of £2.8m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. On 9 February 2023 the Company completed a Private Placement in which it raised US$5.2 million (approximately £4.3 million), after deducting the placement agent's fees and other estimated expenses. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. If the Company does not secure additional funding before the fourth quarter of 2023, it will no longer be a going concern and would most probably be placed in Administration.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.

In the Director's opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-10. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.

The Directors believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

42 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

RevenueRevenue is accounted for in line with principles of IFRS 15 Revenue from contracts with customers.Supply of research and development servicesRevenue from the supply of services is subject to specific agreement. This is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date.Where the Group supplies services to a client it generally bills an agreed percentage in advance of the commencement of any work and the balance on completion. Invoices to clients are payable under normal commercial terms.Grant revenueWhere grant income is received, which is not a direct reimbursement of related costs, revenue is recognised at the point at which the conditions have been met, this has been recognised within grant revenue. Where grants are received as a reimbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.The Group previously received government loans that had a below-market rate of interest. These loans were recognised and measured in accordance with IFRS 9. The benefit of the below-market rate of interest was measured as the difference between the initial carrying value of the loan discounted at a market rate of interest and the proceeds received.The difference was held within deferred revenue as a government grant and released as a credit to grant income or to research and development expense in line with the expenditure to which it related. In a situation where the proceeds were invested in plant and equipment, the deferred revenue was credited to research and development within the income statement in line with the depreciation of the acquired asset.Business combinations and externally acquired intangible assetsBusiness combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being: ?the fair value of the consideration transferred to the seller, plus; ?the amount of any non-controlling interest in the acquiree, plus; ?if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree remeasured at the acquisition date, less; and ?the fair value of the net identifiable assets acquired and assumed liabilities.Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised through the consolidated statement of comprehensive income. If the contingent consideration is classified as equity, it is not remeasured.An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. Goodwill is stated at cost less any accumulated impairment losses.The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques.In-process research and development ("IPRD") programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met. IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.Strategic ReportGovernanceFinancial Statements43Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

1 Accounting policies continued

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill	– Indefinite life
IPRD	– In process, not yet amortising
IT and website costs	– 4 years

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

- completion of the asset is technically feasible so that it will be available for use or sale;
- the Group intends to complete the asset and use or sell it;
- the Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost);
- there are adequate technical, financial and other resources to complete the development and to use or sell the asset; and
- the expenditure attributable to the asset during its development can be measured reliably.

All internal activities related to the research and development of new projects are continuously monitored by the Directors. The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2022 had only one cash generating unit (2021: one, 2020: one), as set out in note 12. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognised in other comprehensive income. An impairment loss recognised for goodwill is not reversed.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

Foreign currency

Transactions entered into by subsidiary entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The presentational currency of the Group is Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

44 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the gain or loss on disposal.Financial assets and liabilitiesAssets at amortised costThe Group does not have any financial assets which it would classify as fair value through profit or loss. Therefore, all financial assets are classed as assets at amortised cost as defined below.These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g., trade receivables), but also incorporate other types of contractual monetary asset. They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing.The expected loss rates are based on the Group's historic credit losses experienced over the three-year period prior to the period end. The historic loss rates are then adjusted for current and forward-looking information on macroeconomic factors.The Group's assets at amortised costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.Fair value through profit and loss ("FVTPL")The Group has outstanding warrants in the Ordinary Share capital of the Company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Parent Company. Therefore, the warrants are classified as equity-settled derivative financial liabilities recognised at fair value through the profit and loss account.The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ?finance income' or ?finance expense' lines item in the income statement. Fair value is determined in the manner described in note 19.Other financial liabilities include the following items: ?Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding. ?Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure or grant income in line with when the asset or expenditure is recognised in the income statement. ?Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.Strategic ReportGovernanceFinancial Statements45Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Share capitalFinancial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence: ?Ordinary Shares of £0.001 each are classified as equity instruments; and ?deferred shares of £1 each are classified as equity instruments.Retirement benefits: defined contribution schemesContributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.Provisions Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Share-based paymentsThe Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted: ?including any market performance conditions (including the share price); ?excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and ?including the impact of any non-vesting conditions (for example, the requirement for employees to save).Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium. LeasesIdentifying leasesThe Group accounts for a contract, or a portion of a contract, as a lease when it conveys the right to use an asset for a period of time in exchange for consideration. Leases are those contracts that satisfy the following criteria:(a) there is an identified asset;(b) the Group obtains substantially all the economic benefits from use of the asset; and(c) the Group has the right to direct use of the asset.The Group considers whether the supplier has substantive substitution rights. If the supplier does have those rights, the contract is not identified as giving rise to a lease.In determining whether the Group obtains substantially all the economic benefits from use of the asset, the Group considers only the economic benefits that arise from the use of the asset, not those incidental to legal ownership or other potential benefits.In determining whether the Group has the right to direct use of the asset, the Group considers whether it directs how and for what purpose the asset is used throughout the period of use. If there are no significant decisions to be made because they are predetermined due to the nature of the asset, the Group considers whether it was involved in the design of the asset in a way that predetermines how and for what purpose the asset will be used throughout the period of use. If the contract or portion of a contract does not satisfy these criteria, the Group applies other applicable IFRSs rather than IFRS 16.NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUEDFor the years ended 31 December 2022, 2021 and 20201?Accounting policies continued46Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Strategic Report Governance Financial Statements

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

- leases of low value assets; and
- leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the Group's incremental borrowing rate on commencement of the lease.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease. The Group has taken advantage of the practical expedient to ignore the requirement to separate non-lease components and instead account for the entire contract as a single lease.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease.

When the Group revises its estimate of the term of any lease (because, for example, it reassesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. An equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.

Nature of leasing activities (in the capacity as lessee)
As at 31 December 2022 the Group had one property lease in place in the UK.

Taxation

Tax is recognised in the Comprehensive Statement of Income, except that a charge attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The current income tax credit is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the country where the Company operates and generates income.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

- the initial recognition of goodwill;
- the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
- investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Fixtures and fittings	- 20%-25% per annum straight line
Leasehold improvements	- the shorter of 10% per annum straight line or over the lease term
Computer equipment	- 25% per annum straight line
Laboratory equipment	- 15%-25% per annum straight line
Right-of-use asset	- economic life of contractual relationship

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 47

2?Critical accounting estimates and judgementsThe preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgements that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgements on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgements on a regular basis and makes changes accordingly and discusses critical accounting estimates with the Board of Directors.The following are considered to be critical accounting estimates:Impairment of goodwill and intangible assets not yet ready for useGoodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts, including for revenues and development costs, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.The carrying value of goodwill was £nil (2021: £nil; 2020: £nil) and intangibles not yet ready for use was £nil (2021: £nil; 2020: £nil) as at 31 December 2022 (note 11).The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.In March 2020 the Group undertook a Strategic Review to re-evaluate its priorities in the context of available resources. The Board concluded that the Company was unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 on a timely basis. The Board therefore decided to terminate further in-house development of the MTD201 programme with immediate effect and, in line with that decision, to close the Company's MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to all 42 employees. As a result of the decision to terminate this program the Group recognised an impairment charge of £2.3m in the year to 31 December 2020 against goodwill and an impairment charge against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit of £9.3m. See note 12.In June 2020 the Group received a letter from Secura Bio Inc., the licensor of Panobinostat, the active ingredient in the Group's MTX110 development program, purporting to terminate our license. As a result of this purported termination an impairment charge of £0.8m was recognised in the year to 31 December 2020 against the acquired IPRD in relation to MTX110. See note 11.Share-based paymentsThe Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our Ordinary Shares, based on the fair value of the award on the grant date.The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our Ordinary Shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income. The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 25 to our consolidated financial statements and are estimated as follows: ?volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector; ?the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and ?the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUEDFor the years ended 31 December 2022, 2021 and 202048Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Strategic Report Governance Financial Statements

Financial liabilities

Fair value through profit and loss ("FVTPL")

The Group has outstanding warrants in the Ordinary Share capital of the Company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars, being different to the functional currency of the Parent Company. Therefore, the warrants are classified as equity-settled derivative financial liabilities recognised at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' lines item in the income statement. Fair value is determined in the manner described in note 19.

The following are considered to be critical accounting judgements:

Revenue

Supply research and development of services

There are significant management judgements and estimates involved in the recognition of revenue from the supply of services. Revenue on services is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs. The Company's R&D collaboration agreements require the delivery of services within 12 months.

Income taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Judgement is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2022, there were approximately £71.1m of gross unutilised tax losses carried forward (2021: £67.2m; 2020: £63.2m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

Going concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2022, the Group incurred a consolidated loss from operations of £7.7m and negative cash flows from operations of £7.0m. As of 31 December 2022, the Group had an accumulated deficit of £135.3m.

The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, to generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2022, the Group had cash and cash equivalents of £2.8m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. On 9 February 2023 the Company completed a Private Placement in which it raised US$5.2 million (approximately £4.3 million), after deducting the placement agent's fees and other estimated expenses. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. If the Company does not secure additional funding before the fourth quarter of 2023, it will no longer be a going concern and would most probably be placed in Administration.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the fourth quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 49

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

2 Critical accounting estimates and judgements continued

In the Director's opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-10. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.

The Directors believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

3 Revenue

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2022 £'000	2021 £'000	2020 £'000
Revenue:			
United Kingdom	–	–	4
Belgium	699	578	114
Rest of the World	–	–	62
	699	578	180

All revenue came from the sale of services in 2022, 2021 and 2020. It is derived entirely from the Group's R&D collaboration agreements. It is recognised over the contract term proportionate to the progress in overall satisfaction of the performance obligations.

	Contractual assets			Contractual liabilities		
	2022 £'000	2021 £'000	2020 £'000	2022 £'000	2021 £'000	2020 £'000
At 1 January	–	71	–	–	(68)	–
Transfers in the period from contract assets to trade receivables	–	(71)	–	–	–	–
Amounts included in contract liabilities that was recognised as revenue during the period	–	–	–	–	(68)	–
Excess of revenue recognised over cash	–	–	71	–	–	–
Cash received in advance of performance and not recognised as revenue during the period	–	–	–	(197)	–	(68)
At 31 December	–	–	71	(197)	–	(68)

The Group's R&D collaboration agreements are the delivery of services within the next 12 months for which the practical expedient in paragraph 121 (a) of IFRS15 applies.

In 2022, all revenue came from one customer (2021: one customer; 2020: three customers).

50 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

	2022 £'000	2021 £'000	2020 £'000
Customer A	**100%**	100%	64%
Customer B	**-**	-	34%
Customer C	**-**	-	2%

The Group contains one reportable operating segment, Pipeline Research and Development ("Pipeline R&D"). This segment seeks to develop products using the Group's nanomedicine and sustained release technology platforms. All the reconciliations required for segmental reporting can be found in the primary statements.

The accounting policies of the reportable segments are consistent with the Group's accounting policies described in note 1.

4 Loss from operations

	Note	2022 £'000	2021 £'000	2020 £'000
Loss from operations is stated after charging/(crediting):				
Depreciation of property, plant and equipment				
- Research and development costs	9	**162**	198	1,064
- Administrative costs	9	**12**	15	25
Depreciation of right-of-use asset				
- Research and development costs	9	**151**	165	110
- Administrative costs	9	**15**	25	8
Amortisation of intangible assets - software				
- Research and development costs	11	**3**	-	8
- Administrative costs	11	**-**	-	2
Impairment of intangible assets	11	**-**	-	12,369
Impairment of financial asset	14	**207**	-	-
Provision against future loss on loan agreement	18	**207**	-	-
Fees payable to the Company's auditor for the audit of the Parent Company financial statements		**106**	88	87
Fees payable to the Company's auditor for the audits of the subsidiary financial statements		**44**	44	43
Fees payable to the Company's auditor for:				
- Audit-related services		**70**	-	7
Fees payable to the Company's previous auditor for the audit of the Parent Company financial statements		**-**	-	15
Fees payable to the Company's previous auditor for:				
- Audit-related services		**67**	41	171
Foreign exchange loss		**9**	12	96
Profit/(loss) on disposal of property, plant and equipment		**14**	(42)	(226)
Equity-settled share-based payment(1)		**123**	89	(404)

(1) Credit recognised in 2020 due to employees leaving the Company and the subsequent reversal of the cumulative share-based payment charge relating to share options under the 2014 Biodexa Pharmaceuticals plc Enterprise Management Incentive Scheme.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 51

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2022, 2021 and 2020

5 Staff costs

Staff costs (including Directors) comprise:

	2022 £'000	2021 £'000	2020 £'000
Wages and salaries	**2,033**	1,354	2,727
Defined contribution pension cost (note 24)	**98**	71	75
Social security contributions and similar taxes	**269**	152	397
Share-based payment charge/(credit)	**123**	89	(404)
	2,523	1,666	2,795

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2022	2021	2020
Research and development	**22**	15	31
General and administration	**5**	5	9
	27	20	40

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company listed on page 15, including the Chief Executive Officer and Chief Scientific Officer.

	2022 £'000	2021 £'000	2020 £'000
Short-term employee benefits	**668**	658	472
Post-employment benefits	**21**	27	24
Termination benefits	**-**	-	30
Share-based payment	**53**	61	(472)
	742	746	54

None of the Directors have exercised share options during the year (2021: nil, 2020: nil).

During the year no Directors (2021:1; 2020: 2) participated in a defined contribution pension scheme. Pension contributions in the above note include those of the Chief Scientific Officer.

52 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

6?Finance income and expense2022£'0002021£'0002020£'000Finance incomeInterest received on bank deposits29?1Gain on equity-settled derivative financial liability468936?Total finance income49793612022£'0002021£'0002020£'000Finance expenseInterest expense on lease liabilities433620Other loans10814Loss on equity-settled derivative financial liability??397Total finance expense5344431The gain/(loss) on the equity-settled derivative financial liability in 2022, 2021 and 2020 arose as a result of the movement in share price (note 19).7?Taxation2022£'0002021£'0002020£'000Current tax creditCurrent tax credited to the income statement8256461,144Taxation payable in respect of foreign subsidiary??(21)Adjustment in respect of prior year7?1588326461,281Deferred tax creditReversal of temporary differences???Total tax credit8326461,281The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:2022£'0002021£'0002020£'000Loss before tax(8,488)(6,106)(23,470)Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2021: 19%; 2020: 19%)(1,613)(1,160)(4,459)Expenses not deductible for tax purposes39275596Income not taxable(4)(2)(75)Adjustment in respect of prior period(7)?(158)Surrender of tax losses for R&D tax refund(357)(280)(491)Deferred tax not recognised7577213,306Total tax credited to the income statement(832)(646)(1,281)The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.An adjustment has been recognised in 2022 in respect of the prior period of £7k (2021: £nil; 2020: £158k), this is as a result of a more detailed review of cost classification prior to the submission of tax returns to HMRC.Strategic ReportGovernanceFinancial Statements53Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

8?Loss per share2022£'0002021£'0002020£'000NumeratorLoss used in basic EPS and diluted EPS:Continuing operations(7,656)(5,460)(22,189)DenominatorWeighted average number of Ordinary Shares used in basic EPS:4,941,7934,027,3452,142,000Basic and diluted loss per share:Continuing operations ? pence(155)p(136)p(1,036)pAt a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The denominator has been calculated to reflect the share consolidation.The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.9?Property, plant and equipmentFixtures and fittings£'000Leasehold improvements£'000Computerequipment£'000Laboratoryequipment£'000Right-of-use asset £'000 Total£'000CostAt 1 January 20202482,0384033,7381,1247,551Additions?5816135?209Effect of modification to lease terms????(678)(678)Disposal(202)(2,184)(185)(2,323)(316)(5,210)Exchange differences792211258271At 31 December 20205342361,6621882,143Additions5753161947201,040Transfer???(155)155?Effect of modification to lease terms????(24)(24)Disposal(50)(4)(10)(138)(164)(366)At 31 December 202160532421,5638752,793Additions3?1445?62Transfer to intangibles??(122)??(122)Disposal??(46)(174)(51)(271)At 31 December 20226353881,4348242,462NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUEDFor the years ended 31 December 2022, 2021 and 202054Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Fixtures and fittings£'000Leasehold improvements£'000Computerequipment£'000Laboratoryequipment£'000Right-of-use asset £'000 Total£'000Accumulated depreciation At 1 January 20202351,7943322,7402965,397Charge for the year9310507201181,207Disposal(202)(2,183)(185)(2,300)(316)(5,186)Exchange differences78127914183At 31 December 20204921991,2391121,601Transfer???(74)74?Charge for the year8522178190403Disposal(50)(3)(8)(138)(164)(363)At 31 December 2021742131,2052121,641Transfer to intangibles??(113)??(113)Charge for the year121112139166340Disposal??(41)(155)(41)(237)At 31 December 20221915711,1893371,631Net book valueAt 31 December 2022443817245487831At 31 December 20215349293586631,152At 31 December 2020423742376542As at 31 December right-of-use asset consisted of leasehold improvements of £485k (2021: £619k; 2020: £76k) and laboratory equipment of £2k (2021: £44k; 2020: £nil).On 1 January 2022 software previously disclosed within computer equipment was transferred to intangible assets. 10?LeasesLease Liabilities2022£'0002021£'0002020£'000At 1 January76676907Additions?720?Transfer?77?Effect of modification to lease terms?(24)(788)Interest expenses362915Lease payments(178)(112)(105)Exchange differences??47At 31 December62476676The right-of-use assets are disclosed in note 9.In April 2021 the Group signed an agreement to lease new premises in Cardiff to house its corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Cat A works and fit out prior to completion of the lease and its occupation in August 2021. The lease agreed was for a five-year period with no break clause. The lease was recognised as a right-of-use asset in 2021. The recognition in 2021 of the right-of-use asset and corresponding lease liability were a non-cash investing and financing transaction.In May 2021 the Group provided notice to terminate its property lease on its historical building in Cardiff. The lease required six months' notice.During 2020 as a result of the closure of the Group's operations in Spain two property leases were terminated early, this impacted both the right-of-use asset and the lease liability.Strategic ReportGovernanceFinancial Statements55Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

10 Leases continued

Low value leases expensed in year:

	2022 £'000	2021 £'000	2020 £'000
Low value leases expensed	**3**	2	10
	3	2	10

Total cash outflow for leases in 2022 was £181k (2021: £114k; 2020 : £115k).

11 Intangible assets

	In-process research and development £'000	Goodwill £'000	IT/website costs £'000	Total £'000
Cost				
At 1 January 2020	13,378	2,291	35	15,704
Disposal	–	–	(36)	(36)
Foreign exchange	–	–	1	1
At 31 December 2020	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Transfer from property, plant and equipment	–	–	122	122
Disposal	–	–	(12)	(12)
At 31 December 2022	**13,378**	**2,291**	**110**	**15,779**

	In-process research and development £'000	Goodwill £'000	IT/website costs £'000	Total £'000
Accumulated amortisation and impairment				
At 1 January 2020	3,300	–	25	3,325
Amortisation charge for the year	–	–	10	10
Disposal	–	–	(36)	(36)
Impairment	10,078	2,291	–	12,369
Foreign exchange	–	–	1	1
At 31 December 2020	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Amortisation charge for the year	–	–	3	3
Transfer from property, plant and equipment	–	–	113	113
Disposal	–	–	(12)	(12)
At 31 December 2022	**13,378**	**2,291**	**104**	**15,773**
Net book value				
At 31 December 2022	**-**	**-**	**6**	**6**
At 31 December 2021	–	–	–	–
At 31 December 2020	–	–	–	–

In 2020 an impairment charge of £0.8m was recorded in relation to the acquired IPRD on MTX110. The impairment was as a result of the termination of a License Agreement between the Company and Secura Bio Inc. Pursuant to the License Agreement, Midatech Limited was granted a non-exclusive worldwide, sub-licensable license to certain patents of Panobinostat, the active pharmaceutical ingredient of the Company's development product MTX110.

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12 Impairment testing

As a result of the Board's decision to terminate its MTD201 program in March 2020 an impairment charge of £11.6m was recorded in that year in the assets of Midatech Pharma (Wales) Ltd ("MPW") CGU. The impairment charge was £9.3m of IPRD and £2.3m acquired goodwill. See note 2.

13 Subsidiaries

The subsidiaries of the Company, all of which are 100% owned as at 31 December 2022, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Midatech Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	
Biodexa Limited (formerly Biodexa Pharmaceuticals Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant	

Notes:

(a) Wholly owned subsidiary of Midatech Limited.

(b) PharMida AG became dormant in January 2016.

14 Trade and other receivables

	2022 £'000	2021 £'000	2020 £'000
Trade receivables	**329**	33	95
Prepayments	**376**	607	258
Other receivables	**301**	394	219
Total trade and other receivables	**1,006**	1,034	572
Less: non-current portion	**-**	-	-
Current portion	**1,006**	1,034	572

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2022, 2021 and 2020.

Expected credit loss

Given the short-term nature of the Group's trade receivables and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment along with historical and forward-looking information. No assumptions or estimating techniques are applied in considering these. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

Trade and other receivables contain one impaired asset in 2022, as detailed below. In 2021 and 2020 Trade and other receivables did not contain an impaired asset. The Group does hold security in 2022 as detailed above against one asset, in 2021 and 2020 it did not hold any collateral as security. The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counter party announces they have limited resources to satisfy the debt.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 57

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

14 Trade and other receivables continued

Bioasis Loans

On 13 December 2022 the Company entered into an Arrangement Agreement with Bioasis Technologies Inc. ("Bioasis") under which the Company would acquire the entire issued share capital of Bioasis; the agreement entered into was subject to shareholder approval. In addition to this, on 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis' working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in three tranches payable on 19 December 2022, 2 January 2023 and 6 February 2023. The loan is repayable on the earliest of the following:

(a) The occurrence of an event of default.
(b) The closing date (as defined in the Arrangement Agreement for the proposed acquisition of Bioasis).
(c) 30 June 2023.

The promissory note is subject to interest at a rate equal to 2% per month or, from and after the Bioasis maturity date, at a default rate of 15% per annum. Under the Security Agreement the Company was made a secured creditor.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023. Management considers recovery of the debt to be uncertain and have therefore recognised an impairment provision of £207,000 in the year against the advance made to Bioasis in December 2022.

On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with notice of an event of default.

15 Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprise:

	2022 £'000	2021 £'000	2020 £'000
Cash at bank available on demand	**2,836**	10,057	7,546

During 2022, 2021 and 2020, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transaction in December 2022 warrants to the value of £nil (July 2021: £nil; May 2020: £1.0m;) were issued as disclosed in note 19.

	2022 £'000	2021 £'000	2020 £'000
Gross proceeds	**321**	10,091	10,792
Transaction costs	**(78)**	(1,056)	(1,050)
	243	9,035	9,742

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2022	**620**	**699**	**1,319**
Cash flows	**-**	**(178)**	**(178)**
Non-cash flows:	**-**	**-**	**-**
Loans and borrowings classified as non-current 31 December 2021 becoming current in 2022	**(178)**	**178**	**-**
Gain/(loss) recognised in finance income within the consolidated statement of comprehensive income	**-**	**(468)**	**(468)**
Interest accruing in period	**21**	**15**	**36**
At 31 December 2022	**463**	**246**	**709**

58 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Non-current liabilities£'000Current liabilities£'000Total£'000At 1 January 2021601,7591,819Cash flows?(215)(215)Non-cash flows:Foreign Exchange?(4)(4)New leases7155720Effect of modification to lease term ? IFRS 16?(24)(24)Loans and borrowings classified as non-current 31 December 2020 becoming current in 2021(178)178?Transfer to share premium on exercise of warrants?(70)(70)Gain/(loss) recognised in finance income within the consolidated statement of comprehensive income ?(936)(936)Interest accruing in period23629At 31 December 20216206991,319Non-current liabilities£'000Current liabilities£'000Total£'000At 1 January 20205,6701,0766,746Cash flows(6,182)(258)(6,440)Non-cash flows:Foreign Exchange25223275Fair value changes1,176?1,176Effect of modification to lease term ? IFRS 16(877)89(788)Reclassification portion government loan to non-current51(51)?Warrants issued?997997Transfer to share premium on exercise of warrants?(499)(499)Gain/(loss) recognised in finance income within the consolidated statement of comprehensive income ?397397Interest accruing in period(30)(15)(45)At 31 December 2020601,7591,81916?Trade and other payablesCurrent2022£'0002021£'0002020£'000Trade payables339485337Other payables17526Accruals817546768Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost 1,1731,0361,131Tax and social security775631Deferred revenue197?68Total trade and other payables1,4471,0921,230Book values approximate to fair value at 31 December 2022, 2021 and 2020.All current trade and other payables are payable within three months of the period end date shown above.Strategic ReportGovernanceFinancial Statements59Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

17 Borrowings

	2022 £'000	2021 £'000	2020 £'000
Current			
Lease liabilities	**161**	146	93
Government and research loans	**-**	-	107
Total	**161**	146	200
Non-current			
Lease liabilities	**463**	620	60
Total	**463**	620	60

During 2021, a Euro denominated government and research loan of £103k (2020: £6.2m) was repaid. This amount includes £ nil (2020: £1.2m) of government grants, which is included in the amounts disclosed in note 16. This amount translated at year end rate was £107k (2020: £4.8m).

Book values approximate to fair value at 31 December 2022, 2021 and 2020.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

MPE previously had four Spanish government loans, three were repaid in 2020 with the final loan repaid in February 2021 prior to the liquidation of MPE.

Three of the loans were provided for the finance of research, technical innovation and the construction of their laboratory. The loans were term loans which carried an interest rate below the market rate and were repayable over periods through to 2024. As a result of the Group's decision on 31 March 2020 to terminate further in-house development of MTD201 and the subsequent closure of its dedicated manufacturing facilities in Bilbao two of these loans were repaid in 2020, with the final loan being repaid in 2021.

The fourth loan received by MPE in September 2019 for €6.6m was awarded under the Spanish Government Reindustrialization programme. The Spanish Government required the company to provide a €2.9 million cash-backed guarantee as security for the loan. The funds were to be used to support Biodexa's manufacturing scale-up facilities construction. This loan was terminated and repaid early in 2020 as a result of the Group's decision on 31 March 2020. As a result of the early termination interest was charged at market rates up to the date of satisfaction of the loan.

The loans carried default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The deferred revenue element of the government loans is designated within note 16 as deferred revenue and Government grants, the gross contractual repayment of the loans is disclosed in note 20. As a result of the repayment of the loans these were fully amortised during 2020.

18 Provisions

	2022 £'000	2021 £'000	2020 £'000
Opening provision at 1 January	**50**	50	97
Utilisation of provision	**(43)**	-	(97)
Provision recognised in the year	**200**	-	50
At 31 December	**207**	50	50
Less: non-current portion	**-**	-	(50)
Current portion	**207**	50	-

The provision as at 31 December 2021 and 2020 represents management's best estimate of the 'making good' clause on the Cardiff office which was vacated during the fourth quarter of 2021. This liability was settled during 2022.

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Bioasis Loans

On 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis' working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023. The terms of the agreement are set out in note 14.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considers recovery of the debt to be uncertain and have therefore recognised an impairment provision of £207,000 in the year against advance made to Bioasis in December 2022, see note 14. A further provision has been of £207,000 against the future credit losses resulting from the Promissory Note.

On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with a notice of an event of default.

19 Derivative financial liability – current

	2022 £'000	2021 £'000	2020 £'000
Equity-settled derivative financial liability			
At 1 January	**553**	1,559	664
Warrants issued	**-**	-	997
Transfer to share premium on exercise of warrants	**-**	(70)	(499)
(Gain)/loss recognised in finance (income)/expense within the consolidated statement of comprehensive income	**(468)**	(936)	397
At 31 December	**85**	553	1,559

Equity-settled derivative financial liability is a liability that is not to be settled for cash.

May 2020 warrants

In May 2020 the Company issued 9,545,456 warrants in the Ordinary Share capital of the Company as part of a registered direct offering in the US. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars, being different to the functional currency of the Company. Therefore, the warrants are classified as equity-settled derivative financial liabilities recognised at fair value through the profit and loss account ("FVTPL"). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' lines item in the income statement. Fair value is determined in the manner described in note 20. A key input in the valuation of the instrument is the Company share price.

October 2019 warrants

In October 2019 the Company issued 3,150,000 warrants in the Ordinary Share capital of the Company as part of a registered direct offering in the US. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified equity-settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model.

Warrant re-price

On 13 December 2022 the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd ("Armistice") to re-price previously issued ADR warrants issued to Armistice to $1 per ADR. The impact of the re-pricing is shown in the table below: The warrant exercise price per ADR for the remaining warrants remains unchanged as follows: October 2019 warrants at $31.25 per ADR; May 2020 warrants at $10.25 and 10.3125 per ADR.

	ADR Warrants			
	Number[1]	Original price per ADS[1]	New price per ADR	Equivalent Ordinary Shares (25 Ordinary Shares per ADR) Number
October 2019 ADR warrants	120,000	$31.25	$1.00	3,000,000
May 2020 ADR warrants	130,200	$10.25	$1.00	3,255,000

Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADR's to Ordinary Shares that occurred on 2 March 2020 and the ratio change of ADR's to Ordinary Shares on 26 September 2022.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 61

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

19 Derivative financial liability – current continued

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of Ordinary Shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity-settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the warrants and options is $61.03 and $95.17 respectively. During 2022 all remaining warrants expired.

The following table details the outstanding warrants over Ordinary Shares as at 31 December and also the movement in the year:

	At 1 January 2020	Granted	Exercised	At 31 December 2020	Lapsed	Exercised	At 31 December 2021	Lapsed	**At 31 December 2022**
May 2020 grant	-	9,545,456	(2,500,000)	7,045,456	-	(306,815)	6,738,641	-	**6,738,641**
October 19 grant	3,150,000	-	-	3,150,000	-	-	3,150,000	-	**3,150,000**
DARA Warrants	4,624	-	-	4,624	(544)	-	4,080	(4,080)	**-**
DARA Options	2,835	-	-	2,835	-	-	2,835	(13)	**2,822**

20 Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

- Credit risk
- Foreign exchange risk
- Liquidity risk

This note describes the Group's policies and processes for managing those risks. The policy for managing these risks is reviewed and agreed with the Board, however it has delegated the authority for designing and operating processes that ensure the effective management of the risks to the Group's management.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

- Trade and other receivables
- Cash and cash equivalents
- Trade and other payables
- Accruals
- Loans and borrowings
- Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2022 £'000	2021 £'000	2020 £'000
Cash and cash equivalents	**2,836**	10,057	7,546
Trade receivables	**329**	33	95
Other receivables	**-**	-	-
Total financial assets	**3,165**	10,090	7,641

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Financial liabilities – amortised cost

	2022 £'000	2021 £'000	2020 £'000
Trade payables	**339**	485	337
Other payables	**17**	5	26
Accruals	**817**	546	768
Borrowings	**624**	766	260
Total financial liabilities – amortised cost	**1,797**	1,802	1,391

Financial liabilities – fair value through profit and loss – current

	2022 £'000	2021 £'000	2020 £'000
Equity-settled derivative financial liability	**85**	553	1,559

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

- Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
- Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
- Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group's derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 19:

Financial liabilities	Fair value as at 31/12/2022	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity-settled financial derivative liability	£48,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 2.88 years determined using the remaining life of the share options. Risk-free rate of 4.22% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity-settled financial derivative liability	£37,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 2.5 years determined using the remaining life of the share options. Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Total	**£85,000**				

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 63

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

20 Financial instruments – risk management continued

Financial liabilities	Fair value as at 31/12/2021	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity-settled financial derivative liability	£467,000	Level 3	Monte Carlo simulation model	Volatility rate of 95.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 3.88 years determined using the remaining life of the share options. Risk-free rate of 0.31% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity-settled financial derivative liability	£86,000	Level 3	Monte Carlo simulation model	Volatility rate of 85.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 3.5 years determined using the remaining life of the share options. Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity-settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 85.0% determined using historical volatility of comparable companies. Expected life between a range of 0.10 and 0.9 years determined using the remaining life of the share options. Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Total	£553,000				

Financial liabilities	Fair value as at 31/12/2020	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity-settled financial derivative liability	£1,187,000	Level 3	Monte Carlo simulation model	Volatility rate of 105.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 4.49 years determined using the remaining life of the share options. Risk-free rate of 0.07% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity-settled financial derivative liability	£372,000	Level 3	Monte Carlo simulation model	Volatility rate of 105.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 4.888 years determined using the remaining life of the share options. Risk-free rate of 0.08% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity-settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 105.0% determined using historical volatility of comparable companies. Expected life between a range of 1.0 and 1.9 years determined using the remaining life of the share options. Risk-free rate of 0.8% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Total	£1,559,000				

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Changing the unobservable risk-free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2021: nil; 2020: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in May 2020 and October 2019 as part of Registered Direct offerings and also a business combination.

Credit risk

The Group is exposed to credit risk from amounts due from collaborative partners and from cash and cash equivalents and deposits with banks and financial institutions. The risk from collaborative partners is deemed to be low. For banks and financial institutions, only independently rated parties with high credit status are accepted. The Group does not enter into derivatives to manage credit risk. The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Foreign exchange risk

Foreign exchange risk arose because the Group had a material operation located in Bilbao, Spain. Given the levels of materiality, the Group did not hedge its net investments in overseas operations as the cost of doing so would be disproportionate to the exposure.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2022 £'000	2021 £'000	2020 £'000
Cash and cash equivalents:			
Pounds Sterling	**2,588**	10,057	7,247
US Dollar	**248**	–	120
Euro	**-**	–	179
Total	**2,836**	10,057	7,546

The table below shows the foreign currency exposure that gives rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. As at 31 December, these exposures were as follows:

	2022 £'000	2021 £'000	2020 £'000
Net foreign currency assets/(liabilities):			
US Dollar	**248**	–	120
Euro	**17**	22	54
Other	**-**	–	1
Total	**265**	22	175

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency. The Group's transactions outside the UK to the US and Europe drive foreign exchange movements where suppliers invoice in currency other than Sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

Foreign currency sensitivity analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

The following table details the Group's sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2022	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	**25**	**(1)**	**-**
Total equity	**25**	**(1)**	**-**

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 65

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

20 Financial instruments – risk management continued

Year ended 31 December 2021	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	–	2	–
Total equity	–	2	–

Year ended 31 December 2020	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	12	(293)	(4)
Total equity	12	(293)	(4)

Liquidity risk

Liquidity risk arises from the Group's management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group's aim to settle balances as they become due.

In December 2022, the Company completed a Registered Direct Offering in the US which raised £0.3m before expenses.

In February 2021, previously issued warrants were exercised resulting in the Company receiving £0.13m before expenses. In July 2021, the Company completed a UK placing which raised £10.0m before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the fourth quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern.

In the Director's opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-10. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2022	**Up to 3 months £'000**	**Between 3 and 12 months £'000**	**Between 1 and 2 years £'000**	**Between 2 and 5 years £'000**	**Over 5 years £'000**
Trade and other payables	**1,173**	**-**	**-**	**-**	**-**
Lease liabilities	**49**	**140**	**188**	**254**	**-**
Total	**1,222**	**140**	**188**	**254**	**-**

2021	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,036	–	–	–	–
Lease liabilities	46	171	195	442	–
Total	1,082	171	195	442	–

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2020	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,131	–	–	–	–
Lease liabilities	25	75	61	8	–
Government research loans	107	–	–	–	–
Total	1,263	75	61	8	–

More details with regard to the line items above are included in the respective notes:

- Trade and other payables – note 16.
- Borrowings – note 17.

As a result of the Strategic Review undertaken in March 2020 the Group repaid all Government Research loans during 2020 and 2021.

Capital risk management

The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group's objectives when maintaining capital are:

- to safeguard the entity's ability to continue as a going concern; and
- to have sufficient resource to take development projects forward towards commercialisation.

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled, and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focussed portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group's processes for managing capital risk since the previous year.

21 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account in 2022 is £nil (2021: £nil, 2020: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £'000	Potential deferred tax asset £'000
31 December 2022	**71,139**	**17,867**
31 December 2021	67,210	16,925
31 December 2020	63,183	13,076

During 2020 the remaining deferred tax asset and liability arising on the business combination of Midatech Pharma (Wales) Ltd (2019: £1.6m) was de-recognised as a result of the impairment of the assets through the Consolidated Statements of Comprehensive Income.

The remaining potential deferred tax asset of £17.9m (2021: £16.9m, 2020: £13.1m) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2022 have been calculated at 25%. The Finance Bill 2021 enacted an increase in the tax rate to 25% from 1 April 2023.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 67

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2022, 2021 and 2020

22 Share capital

Authorised, allotted and fully paid – classified as equity	2022 Number	2022 £	2021 Number	2021 £	2020 Number	2020 £
At 31 December						
Ordinary Shares of £0.001 each	**108,342,738**	108,343	98,468,387	98,468	63,073,852	63,074
Deferred shares of £1 each	**1,000,001**	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		**1,108,344**		**1,098,469**		**1,063,075**

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company's Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing five Ordinary Shares. Numbers of shares and share options/ warrants and related exercise/issue prices are shown prior to the impact of the 24 March 2023 share consolidation, with the exception of loss per share and note 8 Loss per share, where the weighted average share denominator has been adjusted for the share consolidation.

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of Ordinary Shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals PLC

Shares classified as equity

The holders of Ordinary Shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all General Meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and

(b) to receive such dividend as is declared by the Board on each share held.

The holders of deferred shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any General Meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each Ordinary Share shall have received (in cash or specie) the amount paid up or credited as paid up on such Ordinary Share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.

		Ordinary Shares Number	Deferred Shares Number	Share price £	Total consideration £'000
At 1 January 2020		**23,494,981**	**1,000,001**		
2020					
18 May 2020	Placing & Registered Direct Offering	15,757,576		0.27	4,255
27 July 2020	Placing	21,296,295		0.27	5,750
19 August 2020	Exercise of warrants	2,500,000			783
30 September 2020	Share issue to SIPP trustee (see note 25)	25,000		0.001	-
At 31 December 2020		**63,073,852**	**1,000,001**		
19 February 2021	Exercise of warrants	306,815		0.298	91
6 July 2021	Placing	35,087,720		0.285	10,000
At 31 December 2021		**98,468,387**	**1,000,001**		
22 March 2022	Exercise of warrants	26		10.000	-
3 May 2022	Share issue to SIPP trustee (see note 25)	25,000		0.001	-
19 December 2022	Registered Direct Offering	9,849,325		0.033	321
At 31 December 2022		**108,342,738**	**1,000,001**		

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23 Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital.
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger accounting.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into Sterling.
Warrant reserve	Represents the fair value of warrants denominated in Sterling at the date of grant. The number and price is fixed at the date of grant. The warrants expire in November 2025.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

24 Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The annual charge for the year was £98,000 (2021: £71,000)

25 Share-based payments

Share options

The Group has issued options over Ordinary Shares under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme, the Biodexa Pharmaceuticals plc 2016 U.S. Option Plan, which is a sub-plan of the approved UK plan, and unapproved share options awarded to non-UK or non-US staff. In addition, certain share options originally issued over shares in Midatech Limited under the Midatech Limited 2008 unapproved share option scheme or Midatech Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Biodexa Pharmaceuticals plc under the 2014 Biodexa Pharmaceuticals plc Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The following tables do not reflect the share consolidation.

The options granted in 2022 were made under the 2014 Biodexa Pharmaceuticals plc Enterprise Management Incentive Scheme.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2022	Granted in 2022	Lapsed in 2022	Forfeited in 2022	At 31 December 2022	Exercise Price
20 April 2012	1,589	-	(1,589)	-	-	£83.80
9 May 2014	10,000	-	(10,000)	-	-	£1.50
30 June 2014	500	-	-	-	500	£1.50
31 October 2016	7,031	-	(7,031)	-	-	£53.60
19 December 2016	7,956	-	(7,656)	-	300	£24.20
15 December 2017	1,200	-	-	(375)	825	£9.20
24 April 2019	12,500	-	-	(6,250)	6,250	£1.46
2 October 2019	30,000	-	-	-	30,000	£1.05
17 April 2020	100,000	-	-	-	100,000	£0.24
17 June 2020	863,500	-	(112,500)	(79,000)	672,000	£0.202
15 July 2021	1,429,000	-	-	(142,000)	1,287,000	£0.28
2 August 2021	50,000	-	-	-	50,000	£0.27
1 September 2021	120,000	-	-	-	120,000	£0.26
7 February 2022	-	375,000	-	-	375,000	£0.15
12 August 2022	-	250,000	-	-	250,000	£0.11
	2,633,276	625,000	(138,776)	(227,625)	2,891,875	

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 69

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

25 Share-based payments continued

Date of grant	Exercise Price
Options exercisable at 31 December 2022	**1,113,710**
Weighted average exercise price of outstanding options at 31 December 2022	**£0.242**
Weighted average exercise price of options exercised in 2022	**n/a**
Weighted average exercise price of options lapsed in 2022	**£5.282**
Weighted average exercise price of options forfeited in 2022	**£0.298**
Weighted average exercise price of options granted in 2022	**£0.134**
Weighted average remaining contractual life of outstanding options at 31 December 2022	**8.1 years**

Date of grant	At 1 January 2021	Granted in 2022	Lapsed in 2022	Forfeited in 2022	At 31 December 2022	Exercise Price
13 September 2011	150	–	(150)	–	–	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	500	–	–	–	500	£1.50
31 October 2016	7,921	–	–	(890)	7,031	£53.60
19 December 2016	10,018	–	–	(2,062)	7,956	£24.20
15 December 2017	3,300	–	–	(2,100)	1,200	£9.20
24 April 2019	45,500	–	–	(33,000)	12,500	£1.46
2 October 2019	30,000	–	–	–	30,000	£1.05
17 April 2020	100,000	–	–	–	100,000	£0.24
17 June 2020	1,274,000	–	–	(410,500)	863,500	£0.202
15 July 2021	–	1,709,000	–	(280,000)	1,429,000	£0.28
2 August 2021	–	50,000	–	–	50,000	£0.27
1 September 2021	–	120,000	–	–	120,000	£0.26
	1,482,978	**1,879,000**	**(150)**	**(728,552)**	**2,633,276**	

Date of grant	Exercise Price
Options exercisable at 31 December 2021	179,632
Weighted average exercise price of outstanding options at 31 December 2021	£0.538
Weighted average exercise price of options exercised in 2021	n/a
Weighted average exercise price of options lapsed in 2021	£83.30
Weighted average exercise price of options forfeited in 2021	£0.447
Weighted average exercise price of options granted in 2021	£0.276
Weighted average remaining contractual life of outstanding options at 31 December 2021	9.0 years

70 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

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Date of grant	At 1 January 2020	Granted in 2022	Lapsed in 2022	Forfeited in 2022	At 31 December 2022	Exercise Price
1 April 2010	1,255	–	(1,255)	–	–	£80.00
20 August 2010	2,088	–	(2,088)	–	–	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	18,500	–	–	(18,000)	500	£1.50
11 July 2014	100	–	(50)	(50)	–	£1.50
31 October 2016	16,271	–	(850)	(7,500)	7,921	£53.60
14 December 2016	400	–	(400)	–	–	£31.00
14 December 2016	500	–	(500)	–	–	£34.00
14 December 2016	2,000	–	(2,000)	–	–	£37.40
14 December 2016	1,625	–	(1,625)	–	–	£37.60
15 December 2016	4,600	–	(4,600)	–	–	£24.20
19 December 2016	22,391	–	(1,562)	(10,811)	10,018	£24.20
15 December 2017	29,560	–	(13,310)	(12,950)	3,300	£9.20
2 April 2018	997	–	(997)	–	–	£16.60
2 April 2018	4,500	–	(4,500)	–	–	£24.20
24 April 2019	169,500	–	–	(124,000)	45,500	£1.46
2 October 2019	50,000	–	–	(20,000)	30,000	£1.05
17 April 2020	–	100,000	–	–	100,000	£0.24
17 June 2020	–	1,363,000	–	(89,000)	1,274,000	£0.202
	336,026	**1,463,000**	**(33737)**	**(282,311)**	**1,482,978**	

Options exercisable at 31 December 2020	195,171
Weighted average exercise price of outstanding options at 31 December 2020	£0.835
Weighted average exercise price of options exercised in 2020	n/a
Weighted average exercise price of options lapsed in 2020	£26.183
Weighted average exercise price of options forfeited in 2020	£3.648
Weighted average exercise price of options granted in 2020	£0.205
Weighted average remaining contractual life of outstanding options at 31 December 2020	9.2 years

The following information is relevant in the determination of the fair value of options granted during the year 2022 under the equity share-based remuneration schemes operated by the Group.

	February 2022	August 2022	August 2022
Number of options	**375,000**	**100,000**	**150,000**
Option pricing models used	**Black-Scholes**	**Black-Scholes**	**Black-Scholes**
Share price	**£0.1525**	**£0.105**	**£0.105**
Exercise price of options issued in year	**£0.1525**	**£0.105**	**£0.105**
Contractual life	**10 years**	**10 years**	**10 years**
Expected life	**5 years**	**5 years**	**5 years**
Volatility	**87.88%**[(2)]	**91.78%**[(2)]	**91.66%**[(2)]
Expected dividend yield	**0%**	**0%**	**0%**
Risk free rate	**1.28%**	**1.92%**	**1.92%**

The share price used in the determination of the fair value of the options granted in 2022 was the share price on the date of grant.
(2) Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 71

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2022, 2021 and 2020

25 Share-based payments continued

The following information is relevant in the determination of the fair value of options granted during the year 2021 under the equity share-based remuneration schemes operated by the Group.

	July 2021	August 2021	September 2021
Number of options	1,709,000	50,000	120,000
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	£0.2775[1]	£0.265[1]	£0.255[1]
Exercise price of options issued in year	£0.2775	£0.265	£0.255
Contractual life	10 years	10 years	10 years
Expected life	5 years	5 years	5 years
Volatility	88.63%[2]	88.59%[2]	88.11%[2]
Expected dividend yield	0%	0%	0%
Risk free rate	0.38%	0.26%	0.32%

(1) The share price used in the determination of the fair value of the options granted in 2021 was the share price on the date of grant.

(2) Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2020 under the equity share-based remuneration schemes operated by the Group.

	April 2020	June 2020
Number of options	100,000	1,363,000
Option pricing models used	Black-Scholes	Black-Scholes
Share price	£0.24[1]	£0.213[1]
Exercise price of options issued in year	£0.24	£0.202
Contractual life	10 years	10 years
Expected life	5 years	5 years
Volatility	84.76%[2]	92.55%[2]
Expected dividend yield	0%	0%
Risk free rate	0.11%	0.10%

(1) The share price used in the determination of the fair value of the options granted in 2020 was the share price on the date of grant.

(2) Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

All other share options relate to the Midatech Limited 2008 unapproved share option scheme.

Share incentive plan

In April 2017 the Group set up the Biodexa Pharmaceuticals Share Incentive Plan (MPSIP). Under the BPSIP, Group employees and Directors can acquire ordinary shares in the Company via a salary sacrifice arrangement. Biodexa grants matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the BPSIP are held by an Employee Benefit Trust that is not under the control of Biodexa. Shares must be left in the plan for 5 years to qualify for full income tax and NIC relief.

26 Capital commitments

The Group had no capital commitments at 31 December 2022, 31 December 2021 and 31 December 2020.

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27 Related party transactions

Details of remuneration of key management personnel are given in note 5.

Trading Transactions

The Directors consider BioConnection BV to be a related party by virtue of the fact that there is a common Director with the Company and the Director is identified as having significant influence over the entity. 2019 was the first year where this relationship existed.

During the year Group companies entered into the following transactions with related parties who are not members of the Group.

	Purchase of good			Amounts owed by related parties		
	2022 €000	2021 €000	2020 €000	**2022 €000**	2021 €000	2020 €000
BioConnection BV	**–**	–	296	**–**	–	–

During 2019 Midatech Pharma (España) SL entered into a commercial contract with BioConnection BV in connection with the Group's MTD201 program, this contract was subsequently terminated in 2020 as a result of the termination of the program.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2022, 2021 or 2020 regarding related party transactions.

28 Contingent liabilities

The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately c.$7.4 million (c.£4.4 million). The agreement was subject to shareholder approval. Under the agreement the Company agreed to reimburse Bioasis US$225,000 expenses relating to the transaction should the Company's shareholders not approve the transaction. As at 31 December the Company had a contingent liability of $225,000 in relation to this potential liability.

On 23 January 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid.

The Group had no contingent liabilities at 31 December 2021 and 31 December 2020.

29 Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

30 Results of Midatech Pharma (España) SL

Included within the Group Consolidated Statements of Comprehensive Income for the year to 31 December 2020 are the results of the Group's Spanish operation that was closed on 3 June 2020. The Group appointed a Liquidator to liquidate the company with documentation submitted to the Spanish Authorities in February 2021.

Management assessed whether Midatech Pharma (España) SL should be accounted for as a discontinued operation under IFRS 5 and concluded that it did not meet the criteria as it did not meet the definition of a cash generating unit.

The unaudited results of Midatech Pharma (España) SL for the year to 31 December are as follows:

	Year ended 31 December 2020 £'000
Grant revenue	163
Total revenue	163
Research and development costs	(2,820)
Administrative costs	(1,146)
Loss from operations	(3,803)
Finance expense	(11)
Loss before tax	(3,814)
Taxation	(21)
Loss from operations after tax	(3,835)

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 73

31?Post balance sheet eventsOn 3 January 2023 the Company provided a further advance to Bioasis under the Promissory Note and Security Agreement it entered into on 19 December 2022 of US$250,000. A provision was made in the accounts to 31 December 2022 for non-recovery of this advance. On 3 February 2023 Bioasis announced they were ?urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period.On 5 January 2023 the Company issued a Circular containing details of the Company's proposed acquisition of Bioasis, an equity raise of US$9.6 million and a change of name, which were subject to shareholders approval at a General Meeting held on 23 January 2023. On 23 January 2023 at the General Meeting none of the special resolutions were passed and, accordingly, neither the acquisition of Bioasis nor the equity raise proceeded and the Company's name was not changed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid. On 23 January 2023 the Company appointed Quantuma Advisory Limited, a specialist business advisory firm, to undertake contingency planning and provide advice to the Board of Directors on appropriate actions.On 9 February 2023 the Company announced it had entered into definitive binding agreements with institutional US investors to raise aggregate gross proceeds of US$6.0 million through the issue of 10,344,822 Units (comprising either (i) one American Depositary Share ("ADS"), one A Warrant and 1.5 B Warrants, or (ii) one Pre-Funded Warrant, one A Warrant and 1.5 B Warrants) at an initial price of US$0.58 per Unit. The private placement was subject to a price adjustment mechanism which could result in the issue price being adjusted below the initial issue price, with a floor of US$0.10 per Unit, subject to shareholder approval, consequently increasing the number of ADSs and/or Pre-Funded Warrants to be issued under the Private Placement.On 8 March 2023 the Company announced that it sent a circular to shareholders convening a General Meeting to effect a share consolidation on a one for 20 basis, give the Directors authority to allot shares, disapply pre-emption rights, adopt new Articles, the cancel the of admission of the Company's Ordinary Shares to trading on AIM market and change the name of the Company to Biodexa Pharmaceuticals PLC. The Company also notified shareholders that the Ordinary Share to ADS ratio was being changed from 25 Ordinary Shares per ADS to 5 Ordinary Shares per ADS. At the General Meeting on 24 March 2023, all resolutions were duly passed.On 26 April 2023 the Company delisted from the AIM market.NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUEDFor the years ended 31 December 2022, 2021 and 202074Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

COMPANY BALANCE SHEET

At 31 December 2021

Company number 09216368	Note	2022 £'000	2022 £'000	2021 £'000	2021 £'000
Fixed assets					
Investments	4		**1,072**		1,208
Property, plant & equipment	5		**16**		12
			1,088		1,220
Current assets					
Debtors	6	**316**		260	
Cash at bank		**2,775**		9,431	
		3,091		9,691	
Creditors: amounts falling due within one year	7	**(770)**		(917)	
Provision for liabilities	8	**(207)**		–	
Net current assets		**2,114**		8,774	
Total assets less current liabilities			**3,202**		9,994
Net assets			**3,202**		9,994
Capital and reserves					
Called up share capital	9		**1,108**		1,098
Share premium account	10		**83,667**		83,434
Warrant reserve			**720**		720
Accumulated deficit	10		**(82,293)**		(75,258)
Total equity attributable to owners of the Parent Company			**3,202**		9,994

The loss for the financial period, of the Company, as approved by the Board, was £7.2m (2021: loss £4.2m).

The financial statements were approved and authorised for issue by the Board of Directors on 28 April 2023 and were signed on its behalf by:

Stephen Stamp
Chief Executive Officer, Chief Financial Officer

The notes on pages77 to 82 form part of these financial statements.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 75

COMPANY STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2022

	Share capital £'000	Share premium £'000	Warrant reserve £'000	Accumulated deficit[1] £'000	Total equity[1] £'000
At 1 January 2022	**1,098**	**83,434**	**720**	**(75,258)**	**9,994**
Loss for the year	**-**	**-**	**-**	**(7,158)**	**(7,158)**
Total comprehensive loss	**-**	**-**	**-**	**(7,158)**	**(7,158)**
Transactions with owners					
Shares issued (net of issue costs of £0.1m)	**10**	**233**	**-**	**-**	**243**
Share option credit	**-**	**-**	**-**	**123**	**123**
Total contribution by and distributions to owners	**10**	**233**	**-**	**123**	**366**
At 31 December 2022	**1,108**	**83,667**	**720**	**(82,293)**	**3,202**

	Share capital £'000	Share premium £'000	Warrant reserve £'000	Accumulated deficit[1] £'000	Total equity[1] £'000
At 1 January 2021	1,063	74,364	720	(71,112)	5,035
Loss for the year	-	-	-	(4,235)	(4,235)
Total comprehensive loss	-	-	-	(4,235)	(4,235)
Transactions with owners					
Shares issued (net of issue costs of £1.0m)	35	9,070	-	-	9,105
Share option credit	-	-	-	89	89
Total contribution by and distributions to owners	35	9,070		89	9,194
At 31 December 2021	1,098	83,434	720	(75,258)	9,994

76 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

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NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS

For the year ended 31 December 2022

1 Accounting policies

Basis of preparation

Biodexa Pharmaceuticals PLC is a company incorporated in England & Wales under the Companies Act. The address of the registered office is given on the contents page and the nature of the Group's operations and its principal activities are set out in the Strategic Report. The financial statements have been prepared in accordance with FRS 102, the Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland ("FRS102").

The preparation of financial statements in compliance with FRS 102 requires the use of certain critical accounting estimates. It also requires Group management to exercise judgement in applying the Group's accounting policies.

Parent Company disclosure exemptions

In preparing the separate financial statements of the Parent Company, advantage has been taken of the following disclosure exemptions available in FRS 102:

- no cash flow statement has been presented for the Parent Company;
- disclosures in respect of the Parent Company's financial instruments and share-based payment arrangements have not been presented as equivalent disclosures have been provided in respect of the Group as a whole; and
- no disclosure has been given for the aggregate remuneration of the key management personnel of the Parent Company as their remuneration is included in the totals for the Group as a whole.

The following principal accounting policies have been applied:

Valuation of investments

Investments in subsidiaries are measured at cost less accumulated impairment. Where merger relief is applicable, the cost of the investment in a subsidiary undertaking is measured at the nominal value of the shares issued together with the fair value of any additional consideration paid. Costs of acquisition of investments are capitalised.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

A deferred tax asset in respect of unutilised tax losses has not been recognised on the basis that the future economic benefit is not certain.

Going concern

Accounting standards require the Directors to consider the appropriateness of the going concern basis when preparing the financial statements. The Directors are of the opinion that they consider the going concern basis will remain appropriate. The Directors have taken notice of the Guidance on the Going Concern Basis of Accounting and Reporting on Solvency and Liquidity Risk Guidance for directors of companies that do not apply the UK Corporate Governance Code (April 2016).

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the fourth quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.

In the Director's opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-10. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.

The Directors believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Further details on the Group's going concern are provided in note 1 of the consolidated financial statements.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 77

// NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED
For the year ended 31 December 2022

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED

For the year ended 31 December 2022

1 Accounting policies continued

Financial assets and liabilities

Financial assets

Financial assets, other than investments and derivatives, are initially measured at transaction price (including transaction costs) and subsequently held at cost, less any impairment.

Financial liabilities and equity

Financial liabilities and equity are classified according to the substance of the financial instrument's contractual obligations, rather than the financial instrument's legal form. Financial liabilities, excluding convertible debt and derivatives, are initially measured at transaction price (after deducting transaction costs) and subsequently held at amortised cost.

Depreciation

Depreciation on assets is charged so as to allocate the cost of assets less their residual value over their estimated useful lives, using the straight-line method. The estimated useful lives are as follows:

Computer equipment and software – 4 years

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted prospectively if appropriate, if there is an indication of a significant change since the last reporting date.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within 'other operating income or losses' in the statement of comprehensive income.

2 Staff costs

	2022 £'000	2021 £'000
Staff costs (including Directors) comprise:		
Wages and salaries	**926**	509
Defined contribution pension cost	**44**	32
Social security contributions and similar taxes	**127**	72
Share-based payment charge/(credit)	**117**	80
	1,214	693

Employee numbers

The average number of staff employed by the Company during the financial year amounted to:

	2022 £'000	2021 £'000
General and administration	**3**	3
Research and development	**2**	1
	5	4

Please also refer to note 5 in the consolidated financial statements regarding Directors' remuneration.

3 Loss attributable to shareholders

Under Section 408 of the Companies Act 2006 the Company is exempt from the requirement to present its own profit and loss account. The loss for the financial period of the holding Company, as approved by the Board, was £7.2m (2021: £4.2m).

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4 Investments

	2022 £'000	2021 £'000
Brought forward 1 January	**1,208**	1,200
Capital contribution re Share-based payments in subsidiaries	**23**	12
Reversal of capital contribution re Share-based payments in subsidiaries	**(17)**	(4)
Impairment in carrying value of subsidiary	**(142)**	-
Total investments at 31 December	**1,072**	1,208

A capital (reversal)/contribution was made in the year to the underlying subsidiaries corresponding to the share-based payment (credit)/ charge recognised in the period.

During the year the Company impaired the carrying value of its investment in Midatech Pharma (Wales) Limited to zero.

At 31 December 2022, the Company held share capital in the following subsidiaries and joint arrangements:

Name	Registered Office or Country of Incorporation	Nature of Business	Proportion held	Notes
Midatech Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ			
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	100%	(a)
Midatech Pharma (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	100%	
Biodexa Limited (formerly Biodexa Pharmaceuticals Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant	100%	
MidaSol Therapeutics GP	Incorporated in the Cayman Islands	Dormant JV	50%	
Syntara LLC	Incorporated in the United States	Dormant JV	50%	

Notes:
(a) Wholly owned subsidiary of Midatech Limited.

5 Property, plant and equipment

	Computer equipment and software £'000	Total £'000
Cost		
At 1 January 2022	**192**	**192**
Disposals	**(42)**	**(42)**
Additions	**14**	**14**
At 31 December 2022	**164**	**164**
Depreciation		
At 1 January 2022	**180**	**180**
Disposals	**(41)**	**(41)**
Charge for year	**9**	**9**
At 31 December 2022	**148**	**148**
Net book value	**16**	**16**
At 31 December 2022		

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 79

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED
For the year ended 31 December 2022

5 Property, plant and equipment continued

	Computer equipment and software £'000	Total £'000
Cost		
At 1 January 2021	194	194
Disposals	(9)	(9)
Additions	7	7
At 31 December 2021	192	192
Depreciation		
At 1 January 2021	175	175
Disposals	(7)	(7)
Charge for year	12	12
At 31 December 2021	180	180
Net book value	12	12
At 31 December 2021		

6 Debtors

	2022 £'000	2021 £'000
Amounts due from Group companies	**-**	6
Trade debtors	**-**	-
Other debtors	**94**	52
Prepayments	**222**	202
	316	260

During 2022 and 2021 impairment provisions were made of £2.7m and £0.5m respectively against intercompany balances owed by other Group companies. In 2021 the intercompany debt of £29.8m was waived by deed.

Bioasis loans

On 13 December 2022 the Company entered into an Arrangement Agreement with Bioasis Technologies Inc. ("Bioasis") under which the Company would acquire the entire issued share capital of Bioasis, the agreement entered into was subject to shareholder approval. In addition to this, on 19 December 2023 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis' working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in three tranches payable on 19 December 2022, 2 January 2023 and 6 February 2023. The loan is repayable on the earliest of the following:

(a) The occurrence of an event of default.
(b) The closing date (as defined in the Arrangement Agreement for the proposed acquisition of Bioasis).
(c) 30 June 2023.

The promissory note is subject to interest at a rate equal to 2% per month or, from and after the Bioasis maturity date, at a default rate of 15% per annum. Under the Security Agreement the Company was made a secured creditor.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023. Management considers recovery of the debt to be uncertain and have therefore recognised an impairment provision of £207,000 in the year against the advance made to Bioasis in December 2022.

On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with a notice of an event of default.

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7 Creditors: amounts falling due within one year

	2022 £'000	2021 £'000
Trade creditors	**105**	103
Accruals	**525**	230
Other creditors	**55**	31
Derivative financial liability	**85**	553
	770	917

Details of the derivative financial liability are provided in note 19 of the consolidated financial statements.

8 Provisions

	2022 £'000	2021 £'000
Opening provision at 1 January	**–**	–
Provision recognised in the year	**207**	–
At 31 December	**207**	–
Less: non-current portion	**–**	–
Current portion	**207**	

Bioasis Loans

On 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis' working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023. The terms of the agreement are set out in note 14.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considers recovery of the debt to be uncertain and have therefore recognised an impairment provision of £207,000 in the year against advance made to Bioasis in December 2022, see note 14. A further provision has been of £207,000 against the future credit losses resulting from the Promissory Note.

On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with a notice of an event of default.

9 Share capital

Allotted and fully paid	2022 Number	2022 £'000	2021 Number	2021 £'000
Ordinary Shares of £0.001 each	**108,342,738**	**108**	98,468,387	98
Deferred shares of £1 each	**1,000,001**	**1,000**	1,000,001	1,000
Total		**1,108**		1,098

Details of shares issued by the Company in the year are given in note 22 of the consolidated financial statements.

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 81

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED

For the year ended 31 December 2022

10 Reserves

The following describes the nature and purpose of each reserve within the equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital
Share premium	Amount subscribed for share capital in excess of nominal value.
Warrant reserve	Represents the fair value of warrants denominated in Sterling at the date of grant
Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

11 Post balance sheet events

On 3 January 2023 the Company provided a further advance to Bioasis under the Promissory Note and Security Agreement it entered into on 19 December 2022 of US$250,000. A provision was made in the accounts to 31 December 2022 for non-recovery of this advance. On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period.

On 5 January 2023 the Company issued a Circular containing details of the Company's proposed acquisition of Bioasis, an equity raise of US$9.6 million and a change of name, which were subject to shareholders approval at a General Meeting held on 23 January 2023. On 23 January 2023 at the General Meeting none of the special resolutions were passed and, accordingly, neither the acquisition of Bioasis nor the equity raise proceeded and the Company's name was not changed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid. On 23 January 2023 the Company appointed Quantuma Advisory Limited, a specialist business advisory firm, to undertake contingency planning and provide advice to the Board of Directors on appropriate actions.

On 9 February 2023 the Company announced it had entered into definitive binding agreements with institutional US investors to raise aggregate gross proceeds of US$6.0 million through the issue of 10,344,822 Units (comprising either (i) one American Depositary Share ("ADS"), one A Warrant and 1.5 B Warrants, or (ii) one Pre-Funded Warrant, one A Warrant and 1.5 B Warrants) at an initial price of US$0.58 per Unit. The private placement was subject to a price adjustment mechanism which could result in the issue price being adjusted below the initial issue price, with a floor of US$0.10 per Unit, subject to shareholder approval, consequently increasing the number of ADSs and/or Pre-Funded Warrants to be issued under the Private Placement.

On 8 March 2023 the Company announced that it sent a circular to shareholders convening a General Meeting to effect a share consolidation on a one for 20 basis, give the Directors authority to allot shares, disapply pre-emption rights, adopt new Articles, the cancel the admission of the Company's Ordinary Shares to trading on AIM market and change the name of the Company to Biodexa Pharmaceuticals PLC. The Company also notified shareholders that the Ordinary Share to ADS ratio was being changed from 25 Ordinary Shares per ADS to 5 Ordinary Shares per ADS. At the General Meeting on 24 March 2023, all resolutions were duly passed.

On 26 April 2023 the Company delisted from the AIM market.

82 Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022

Strategic Report | Governance | Financial Statements

COMPANY INFORMATION

Directors:	Stephen Parker Sijmen de Vries Stephen Stamp Simon Turton
Secretary:	Stephen Stamp
Registered office:	1 Caspian Point Caspian Way Cardiff, CF10 4DQ United Kingdom
Registered number:	09216368
Auditor:	Mazars LLP 30 Old Bailey London EC4M 7AU United Kingdom
Depositary:	Bank of New York Mellon 240 Greenwich Street New York NY 10286 United States of America

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2022 83

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Biodexa Pharmaceuticals PLC(formerly Midatech Pharma Plc)1 Caspian Point Caspian Way Cardiff, CF10 4DQwww.biodexapharma.comBiodexa Pharmaceuticals PLC?Annual Report 2022